Prospectus under Rule 424(b)(3) of the Securities Act of 1933, relating to Registration No. 333-110346

CADENCE DESIGN SYSTEMS, INC.

$420,000,000

Zero Coupon Zero Yield Senior Convertible Notes due 2023

and

Shares of Common Stock

Issuable upon Conversion of the Notes

We originally issued these notes in private placement transactions in August 2003. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of the notes.

Holders may convert the notes into our common stock prior to stated maturity if: (1) the sale price of our common stock reaches specified thresholds; (2) the trading price of the notes falls below a specified threshold; (3) the notes have been called for redemption; or (4) one of certain specified corporate transactions occurs. See “Description of Notes—Conversion Rights” beginning on page 25.

The initial conversion rate is 63.8790 shares of our common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of $15.65 per share of common stock. The conversion rate is subject to adjustment upon the occurrence of specified events. See “Description of Notes — Conversion Rights — Conversion Rate Adjustments” beginning on page 28.

We may not redeem the notes before August 15, 2008. On or after that date, we may redeem all or part of the notes for cash at a price equal to 100% of the principal amount of the notes to be redeemed.

Holders may require us to repurchase all or a portion of their notes on August 15, 2008, August 15, 2013 and August 15, 2018 at the repurchase prices set forth in this prospectus. Holders may also require us to repurchase all or a portion of their notes, upon the occurrence of a significant change in our corporate ownership or structure specified in this prospectus at 100% of the principal amount of the notes, except in the event the sale price of our common stock equals or exceeds 105% of the conversion price of the notes during the period of such significant change as specified in this prospectus. Upon a significant change in our corporate ownership or structure involving a change of control we may pay the repurchase price in cash or, in certain circumstances, in shares of our common stock or a combination of cash and shares of our common stock. See “Description of Notes—Repurchase of the Notes by Us at the Option of Holders Upon a Fundamental Change” beginning on page 30.

The notes are unsecured and rank equally with our other existing or future unsecured senior indebtedness. However, the notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

Since their initial issuance, the notes have been eligible for trading on the PORTAL Market of the National Association of Securities Dealers, Inc. However, notes sold by means of this prospectus will no longer be eligible for trading on the PORTAL Market. We do not intend to list the notes on any other automated quotation system or any securities exchange. Our common stock is listed on the New York Stock Exchange under the symbol “CDN.” On April 29, 2004, the closing price of our common stock on the New York Stock Exchange was $13.16 per share.

The selling securityholders will receive all of the net proceeds from the sale of the securities and will pay all underwriting discounts and selling commissions, if any. We are responsible for the payment of other expenses incident to the registration of the securities. We will not receive any proceeds from this offering.

Investing in these notes and the common stock issuable upon conversion of the notes involves risk. See the discussion entitled “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2004.

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information that is different. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

SUMMARY

The following summary contains all the information that we believe may be important to you in making an investment decision regarding the notes. You should read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Cadence,” “we,” “our” and “us” refer to Cadence Design Systems, Inc. and its consolidated subsidiaries, unless otherwise specified.

Cadence Design Systems, Inc.

Cadence Design Systems, Inc. licenses electronic design automation, or EDA, software, sells or leases hardware technology and provides design and methodology services throughout the world to help accelerate and manage customers’ electronic product development processes. Our broad range of products and services are used by the world’s leading electronics companies to design and develop complex integrated circuits, or ICs, and personal and commercial electronic systems. We have approximately 4,800 employees, in approximately 60 sales offices, design centers and research facilities located around the world.

We manage our business through three operating segments.

•	The Products segment develops and markets our software and hardware technologies to our customers.

•	The Maintenance segment services the on-going, after-sale support requirements of our products through technical support and software updates.

•	The Services segment provides our customers with educational services focused on training customers for the efficient and effective use of our technologies, methodologies services to assist customers in optimizing the use of our technologies within their design activities, and design services to develop complex IC and other electronic components for our customers who select us as their design provider.

We were formed as a Delaware corporation in April 1987. Our headquarters are located at 2655 Seely Avenue, San Jose, California 95134. Our telephone number is (408) 943-1234.

Cadence® and the Cadence logo are registered trademarks of Cadence. All other product and company names are trademarks or registered trademarks of their respective companies.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete description of the notes, please refer to the section of this prospectus entitled “Description of Notes.” For purposes of the description of the notes included in this prospectus, references to “the Company,” “issuer,” “us,” “Cadence,” “we” and “our” refer only to Cadence Design Systems, Inc. and do not include any of its subsidiaries.

Securities Offered	$420,000,000 principal amount of Zero Coupon Zero Yield Senior Convertible Notes due 2023.

Common stock issuable upon conversion of the Notes.

Ranking	The notes rank equally in right of payment with all our existing and future unsecured senior debt and are senior in right of payment to all our existing and future subordinated debt. As of April 3, 2004, we had total senior indebtedness of approximately $420.3 million outstanding, including the $420.0 million of the notes but excluding trade payables. As of April 3, 2004, our remaining $0.3 million of senior indebtedness consisted of capital lease obligations secured by the underlying assets. The indenture does not limit the amount of debt that we or any of our subsidiaries may incur. The notes effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. Also, the notes are structurally subordinated to all liabilities of our subsidiaries. As of April 3, 2004, our subsidiaries had aggregate indebtedness of approximately $0.2 million, excluding intercompany debt and trade payables. As of April 3, 2004, our subsidiaries had aggregate third-party liabilities of approximately $435.5 million.

Maturity	August 15, 2023, unless earlier redeemed, repurchased or converted.

Interest	The notes have an original principal amount of $1,000 per note and will not bear interest unless specified registration defaults under the registration rights agreement occur. See “Description of Notes— Registration Rights.”

Conversion Rights	Holders may convert their notes into shares of our common stock at a conversion rate of 63.8790 shares per $1,000 principal amount of notes, subject to adjustment, prior to the close of business on the maturity date under the following circumstances:

1. during any quarterly conversion period prior to August 15, 2018, if the sale price of our common stock for at least 20 trading days in the 30 consecutive trading-day period ending on the first day of such conversion period is more than 145% of the conversion price on the first day of the conversion period;

2. on or after August 15, 2018, at any time after the sale price of our common stock on any date is more than 145% of the then current conversion price;

3. during the five consecutive business day period following any five consecutive trading-day period in which the average of the trading prices for a note was less than 98% of the average of the sale price of our common stock multiplied by the then applicable conversion rate;

4. if the notes have been called for redemption; or

5. upon the occurrence of specified corporate transactions described under “Description of Notes—Conversion Rights”.

Adjustment of Conversion Rate	We will adjust the conversion rate of the notes if any of the following events occurs:

1. we issue common stock as a dividend or distribution on our common stock or we effect a stock split or stock combination;

2. we issue certain rights or warrants to all or substantially all holders of our common stock;

3. we distribute shares of our capital stock, evidences of indebtedness or assets to all or substantially all holders of our common stock;

4. we make distributions consisting of cash to all or substantially all holders of our common stock; and

5. we or one of our subsidiaries makes purchases of our common stock pursuant to a tender offer or exchange offer for our common stock.

Redemption at Our Option	On or after August 15, 2008, we may redeem for cash all or any part of the notes, upon not less than 30 nor more than 60 days notice before the redemption date, by mail to the trustee, the paying agent and each holder of notes, at 100% of the principal amount of the notes to be redeemed.

Sinking Fund	None.

Repurchase of Notes by Us at the Option of the Holder	Holders have the right to require us to repurchase all or any portion of their notes on August 15, 2008, August 15, 2013 and August 15, 2018, each of which we refer to in this prospectus as a repurchase date. In each case, the repurchase price will be payable in cash and will be as follows:

Repurchase Date	% of Principal Amount

August 15, 2008	100.25
August 15, 2013	100.00
August 15, 2018	100.00

Fundamental Change	If we undergo a significant change in our corporate ownership or structure (as described in this prospectus under the heading “Description of Notes — Repurchase of the Notes by Us at the Option of Holders Upon a Fundamental Change”), holders will have the option to require us to repurchase all or any portion of their notes, except in the event the sale price of our common stock equals or exceeds 105% of the conversion price of the notes during the period of such significant change as specified in this prospectus. The fundamental change repurchase price will be 100% of the principal amount of the notes to be repurchased. Upon a significant change in our corporate ownership or structure involving a change of control we may pay the repurchase price in cash or, in certain circumstances, in shares of our common stock or a combination of cash and shares of our common stock.

Registration Rights	We entered into a registration rights agreement with the initial purchasers of the notes in which we agreed to file with the SEC the shelf registration statement for the resale of the notes and the common stock issuable upon conversion of the notes of which this prospectus is a part. See “Description of Notes — Registration Rights.”

Use of Proceeds	The selling securityholders will receive all of the proceeds from the sale of the notes and the common stock pursuant to this prospectus, and we will receive none of such proceeds.

Book-Entry Form	The notes were issued in book-entry form only and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”), and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in certain limited circumstances.

Trading	Since their initial issuance, the notes have been eligible for trading in the PORTAL Market of the National Association of Securities Dealers, Inc. However, notes sold by means of this prospectus will no longer be eligible for trading on the PORTAL Market. We do not intend to list the notes on any other automated quotation system or any securities exchange. Furthermore, we can provide no assurances as to the liquidity of, or trading market for, the notes.

Convertible Notes Hedge and Warrant Transactions	At the time of the issuance of the notes, we entered into convertible notes hedge transactions with JPMorgan Chase Bank, an affiliate of one of the initial purchasers of the notes, which are expected to reduce the potential dilution upon conversion of the notes. We also sold warrants to JPMorgan Chase Bank at such time. In connection with these hedging transactions, JPMorgan Chase Bank or its affiliates purchased our common stock in secondary market transactions and entered into various over-the-counter derivative transactions with respect to our common stock. JPMorgan Chase Bank or its affiliates is likely to modify its hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, other of our securities or other instruments it may wish to use in connection with such hedging. The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes could adversely affect the value of our common stock and the value of the notes and, as a result, the number of shares and value of the common stock holders will receive upon the conversion of the notes.

Further Issues	We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the notes in all respects, as described more fully in “Description of Notes— Further Issues.”

New York Stock Exchange Symbol for our Common Stock	CDN

Risk Factors	Investment in the notes involves substantial risk. You should carefully consider the information under “Risk Factors” and all other information included in this prospectus and the documents incorporated by reference herein, before investing in the notes.

Tax Considerations	The notes have been issued with original issue discount. See “Certain United States Federal Income Tax Considerations.”

RISK FACTORS

Our business faces many risks. Described below are what we believe to be the material risks that we face. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our common stock or the notes offered hereby could decline. You should consider the following material risks as well as the other information included and incorporated by reference in this prospectus before deciding to invest in the notes.

Risks Related to Our Business

We are subject to the cyclical nature of the integrated circuit and electronics systems industries, and any downturn may reduce our revenue.

Purchases of our products and services are dependent upon the commencement of new design projects by IC manufacturers and electronics systems companies. The IC industry is cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand.

The IC and electronics systems industries have experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both these industries’ and their customers’ products and a decline in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

Since 2001, IC manufacturers and electronics systems companies have experienced a downturn in demand and production which has resulted in reduced research and development spending by many of our customers. While many of these companies appear to have experienced a gradual recovery in the second half of 2003, they have continued their focus on cost containment. Any economic downturn could harm our business, operating results and financial condition.

Our failure to respond quickly to technological developments could make our products uncompetitive and obsolete.

The industries in which we compete experience rapid technology developments, changes in industry standards, changes in customer requirements and frequent new product introductions and improvements. Currently, the industries we serve are experiencing several revolutionary trends:

•	Migration to nanometer design: the size of features such as wires, transistors and contacts on ICs is shrinking due to advances in semiconductor manufacturing processes. Process feature sizes refer to the width of the transistors and the width and spacing of the interconnect on the IC. Feature size is normally identified by the headline transistor length, which is shrinking from 180 nanometers to 130 nanometers and smaller. This is commonly referred to in the semiconductor industry as the migration to nanometer design. It represents a major challenge for participants in the semiconductor industry, from IC design and design automation to design of manufacturing equipment and the manufacturing process itself. Shrinkage of transistor length to such infinitesimal proportions is challenging fundamental laws of physics and chemistry.

•	The ability to design System-on-Chip, or SoC, ICs increases the complexity of managing a design that at the lowest level is represented by billions of shapes on the fabrication mask. In addition, SoCs typically incorporate microprocessors and digital signal processors that are programmed with software, requiring simultaneous design of the IC and the related software embedded on the IC.

•	Increased capability of Field-Programmable Gate Array, or FPGA, technologies creates an alternative to IC implementation for some electronics companies. This could reduce demand for Cadence’s IC implementation products and services.

•	A growing number of low-cost design services businesses could reduce the need for some IC companies to invest in EDA products.

•	The challenges of nanometer design are leading some customers to work with older, less risky manufacturing processes. This may reduce their need to upgrade their EDA products and design flows.

If we are unable to respond quickly and successfully to these developments and the evolution of these changes, we may lose our competitive position, and our products or technologies may become uncompetitive or obsolete. To compete successfully, we must develop or acquire new products and improve our existing products and processes on a schedule that keeps pace with technological developments in our industries. We must also be able to support a range of changing computer software, hardware platforms and customer preferences. We cannot guarantee that we will be successful in this effort.

We have experienced varied quarterly operating results, and our operating results for any particular fiscal period are affected by the timing of significant orders for our software products, fluctuations in customer preferences for license types and the timing of recognition of revenue under those license types.

We have experienced, and may continue to experience, varied quarterly operating results. In particular, we have experienced quarterly net losses for three of the past four quarters, and we may experience net losses in future periods. In addition, we recorded a net loss for the fiscal year ended January 3, 2004. Various factors affect our quarterly operating results and some of them are not within our control. Our quarterly operating results are affected by the timing of significant orders for our software products because a significant number of licenses for our software products are in excess of $5.0 million. The failure to complete a license for one or more orders for our software products in a particular quarter could seriously harm our operating results for that quarter.

Our operating results are also affected by the mix of license types executed in any given period. We license software using three different license types: term, subscription and perpetual. Product revenue associated with term and perpetual licenses is generally recognized at the beginning of the license period, whereas product revenue associated with subscription licenses is recognized over multiple periods over the term of the license. Revenue may also be deferred under term and perpetual licenses until payments become due and payable from customers with nonlinear payment terms or as cash is collected from customers with lower credit ratings.

We continue to experience increasing customer preference for our subscription licenses and requests for more flexible payment terms. We expect revenue recognized from backlog to increase as a percentage of product revenue, on an annual basis, assuming that customers continue to prefer subscription licenses, or continue to request more flexible payment terms, both of which cause revenue to be recognized over time. In addition, revenue is impacted by the timing of license renewals, changes in the extent to which contracts contain flexible payment terms and changes in the mix of license types (i.e. perpetual, term or subscription) for existing customers, which changes could have the effect of accelerating or delaying the recognition of revenue from the timing of recognition under the original contract.

We plan operating expense levels primarily based on forecasted revenue levels. These expenses and the impact of long-term commitments are relatively fixed in the short term. A shortfall in revenue could lead to operating results below expectations because we may not be able to quickly reduce these fixed expenses in response to short-term business changes.

You should not view our historical results of operations as reliable indicators of our future performance. If revenue or operating results fall short of the levels expected by public market analysts and investors, the trading price of our common stock could decline dramatically.

Our future revenue is dependent in part upon our installed customer base continuing to license additional products, renew maintenance agreements and purchase additional services.

Our installed customer base has traditionally generated additional new license, service and maintenance revenues. In future periods, customers may not necessarily license additional products or contract for additional services or maintenance. Maintenance is generally renewable annually at a customer’s option, and there are no mandatory payment obligations or obligations to license additional software. If our customers decide not to renew their maintenance agreements or license additional products or contract for additional services, or if they reduce the scope of the maintenance agreements, our revenue could decrease, which could have an adverse effect on our results of operations.

We may not receive significant revenues from our current research and development efforts for several years, if at all.

Internally developing software products and integrating acquired software products into existing platforms is expensive, and these investments often require a long time to generate returns. Our strategy involves significant investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we cannot predict that we will receive significant revenues from these investments, if at all.

We have acquired and expect to acquire other companies and businesses and may not realize the expected benefits of these acquisitions.

We have acquired and expect to acquire other companies and businesses in the future. While we expect to carefully analyze all potential acquisitions before committing to the transaction, we cannot assure you that our management will be able to integrate and manage acquired products and businesses effectively or that the acquisitions will result in long-term benefits to us or our stockholders. In addition, acquisitions involve a number of risks. If any of the following events occurs after we acquire another business, it could seriously harm our business, operating results and financial condition:

•	Difficulties in combining previously separate businesses into a single unit;

•	The substantial diversion of management’s attention from day-to-day business when evaluating and negotiating these transactions and then integrating an acquired business;

•	The discovery, after completion of the acquisition, of liabilities assumed from the acquired business or of assets acquired that are not realizable;

•	The failure to realize anticipated benefits such as cost savings and revenue enhancements;

•	The failure to retain key employees of the acquired business;

•	Difficulties related to assimilating the products of an acquired business in, for example, distribution, engineering and customer support areas;

•	Unanticipated costs;

•	Customer dissatisfaction with existing license agreements with Cadence, which may preclude access to products acquired by Cadence after the effective date of the license; and

•	Failure to understand and compete effectively in markets in which we have limited previous experience.

In a number of our acquisitions, we have agreed to make future cash or stock payments based on the performance of the businesses we acquired. The performance goals pursuant to which these future payments may be made generally relate to achievement by the acquired business of certain specified bookings, revenue, product proliferation, product development or employee retention goals during a specified period following completion of the applicable acquisition. Future acquisitions may involve issuances of stock as payment of the purchase price for the acquired business and also incentive stock or option grants to employees of the acquired businesses (which may be dilutive to existing stockholders), expenditure of substantial cash resources or the incurrence of material amounts of debt.

The specific performance goal levels and amounts and timing of contingent purchase price payments vary with each acquisition. In the fiscal year ended January 3, 2004, we paid $2.4 million in cash and issued 3.7 million shares, valued at $57.7 million, to former stockholders of acquired companies, as contingent purchase price.

The additional goodwill and deferred stock compensation relates to the achievement of certain performance goals related to bookings, product proliferation, product development or employee retention resulting from acquisitions. The goodwill is not expected to be deductible for income tax purposes.

In connection with our acquisitions completed prior to January 3, 2004, we may be obligated to pay up to an aggregate of $39.1 million in cash and issue a total of 0.8 million shares of our common stock during fiscal 2004. In addition, we may be required to pay an additional $76.0 million in cash from 2005 through 2007 if certain performance goals related to bookings, revenues, product development, product proliferation or employee retention are achieved in full.

Future acquisitions may result in increased goodwill and other intangible assets, in addition to acquisition-related charges. These assets may eventually be written down to the extent they are deemed to be impaired, and any such write-downs would adversely affect our results.

Our failure to attract, train, motivate and retain key employees may make us less competitive in our industries and therefore harm our results of operations.

Our business depends on the efforts and abilities of our senior management, our research and development staff, and a number of other key management, sales, support, technical and services employees. The high cost of training new employees, not fully utilizing these employees, or losing trained employees to competing employers could reduce our gross margins and harm our business and operating results. Even in the current economic climate, competition for highly skilled employees can be intense, particularly in geographic areas recognized as high technology centers such as the Silicon Valley area, where our principal offices are located, and the other locations where we maintain facilities. If economic conditions improve and job opportunities in the technology industry become more plentiful, we may experience increased employee attrition and increased competition for skilled employees. To attract, retain and motivate individuals with the requisite expertise, we may be required to grant large numbers of stock options or other stock-based incentive awards, which may be dilutive to existing stockholders. We may also be required to pay key employees significant base salaries and cash bonuses, which could harm our operating results. Additionally, if certain proposed accounting standards were adopted we would be required to record a charge to compensation expense for option grants.

In addition, new regulations have been adopted by the NYSE that require stockholder approval for new stock option plans and significant amendments to existing plans, including increases in options, and that prohibit NYSE member organizations from giving a proxy to vote on equity compensation plans unless the beneficial owner of the shares has given voting instructions. These new regulations could make it more difficult for us to grant options to employees in the future. To the extent that new regulations make it more difficult or expensive to grant options to employees, we may incur increased compensation costs or find it difficult to attract, retain and motivate employees, which could materially and adversely affect our business.

The competition in our industries is substantial and we cannot assure you that we will be able to continue to successfully compete in our industries.

The EDA market and the commercial electronics design and methodology services industries are highly competitive. If we fail to compete successfully in these industries, it could seriously harm our business, operating results and financial condition. To compete in these industries, we must identify and develop or acquire innovative and cost competitive EDA products, integrate them into platforms and market them in a timely manner. We must also gain industry acceptance for our design and methodology services and offer better strategic concepts, technical solutions, prices and response time, or a combination of these factors, than those of other design companies and the internal design departments of electronics manufacturers. We cannot assure you that we will be able to compete successfully in these industries. Factors that could affect our ability to succeed include:

•	The development by others of competitive EDA products or platforms and design and methodology services could result in a shift of customer preferences away from our products and services and significantly decrease revenue;

•	Decisions by electronics manufacturers to perform design and methodology services internally, rather than purchase these services from outside vendors due to budget constraints or excess engineering capacity;

•	The challenges of developing (or acquiring externally-developed) technology solutions which are adequate and competitive in meeting the requirements of next-generation design challenges;

•	The significant number of current and potential competitors in the EDA industry and the low cost of entry;

•	Intense competition to attract acquisition targets, which may make it more difficult for us to acquire companies at an acceptable price or at all; and

•	The combination of or collaboration among many EDA companies to deliver more comprehensive offerings than they could individually.

We currently compete in the EDA market primarily with Synopsys, Inc., Mentor Graphics Corporation and Magma Design Automation, Inc. In 2002 and 2003, Synopsys, Inc. acquired two significant companies, Avant! Corporation and Numerical Technologies, Inc., and the combined companies offer a broader product range than any of them did before the mergers. We also compete with numerous smaller EDA companies, with manufacturers of electronic devices that have developed or have the capability to develop their own EDA products, and with numerous electronics design and consulting companies. Manufacturers of electronic devices may be reluctant to purchase services from independent vendors such as us because they wish to promote their own internal design departments.

We may need to change our pricing models to compete successfully.

The intensely competitive markets in which we compete can put pressure on us to reduce our prices. If our competitors offer deep discounts on certain products in an effort to recapture or gain market share or to sell other software or hardware products, we may then need to lower prices or offer other favorable terms to compete successfully. Any such changes would be likely to reduce margins and can adversely affect operating results. Any broadly-based changes to our prices and pricing policies could cause sales and software license revenues to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies. Some of our competitors may bundle products for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, significantly constrain the prices that we can charge for our products. If we cannot offset price reductions with a corresponding increase in the number of sales or with lower spending, then the reduced license revenues resulting from lower prices could have an adverse affect on our results of operations.

We rely on our proprietary technology as well as software and other intellectual property rights licensed to us by third parties, and we cannot assure you that the precautions taken to protect our rights will be adequate or that we will continue to be able to adequately secure such intellectual property rights from third parties.

Our success depends, in part, upon our proprietary technology. We generally rely on patents, copyrights, trademarks, trade secret laws, licenses and restrictive agreements to establish and protect our proprietary rights in technology and products. Despite precautions we may take to protect our intellectual property, we cannot assure you that third parties will not try to challenge, invalidate or circumvent these safeguards. We also cannot assure you that the rights granted under our patents or attendant to our other intellectual property will provide us with any competitive advantages, or that patents will be issued on any of our pending applications, or that future patents will be sufficiently broad to protect our technology. Furthermore, the laws of foreign countries may not protect our proprietary rights in those countries to the same extent as applicable law protects these rights in the United States. Many of our products include software or other intellectual property licensed from third parties. We may have to seek new or renew existing licenses for such software and other intellectual property in the future. Our design services business holds licenses to certain software and other intellectual property owned by third parties. Our failure to obtain, for our use, software or other intellectual property licenses or other intellectual property rights on favorable terms, or the need to engage in litigation over these licenses or rights, could seriously harm our business, operating results and financial condition.

Intellectual property infringement by or against us could result in our loss of key technology.

There are numerous patents in the EDA industry and new patents are being issued at a rapid rate. It is not always practicable to determine in advance whether a product or any of its components infringes the patent rights of others. As a result, from time to time, we may be forced to respond to or prosecute intellectual property infringement claims to protect our rights or defend a customer’s rights. These claims, regardless of merit, could consume valuable management time, result in costly litigation, or cause product shipment delays, all of which could seriously harm our business, operating results and financial condition. In settling these claims, we may be required to enter into royalty or licensing agreements with the third parties claiming infringement. These royalty or licensing agreements, if available, may not have terms favorable to us. Being forced to enter into a license agreement with unfavorable terms could seriously harm our business, operating results and financial condition. Any potential intellectual property litigation could force us to do one or more of the following:

•	Pay damages, license fees or royalties to the party claiming infringement;

•	Stop licensing products or providing services that use the challenged intellectual property;

•	Obtain a license from the owner of the infringed intellectual property to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•	Redesign the challenged technology, which could be time-consuming and costly.

If we were forced to take any of these actions, our business and results of operations may suffer.

We may not be able to effectively implement our restructuring activities, and our restructuring activities may not result in the expected benefits, which would negatively impact our future results of operations.

The EDA market and the commercial electronics design and methodology services industries are highly competitive and change quickly. We have responded to increased competition and changes in the industries in which we compete by restructuring our operations and reducing the size of our workforce. Despite our restructuring efforts over the last few years, we cannot assure you that we will achieve all of the operating expense reductions and improvements in operating margins and cash flows currently anticipated from these restructuring activities in the periods contemplated, or at all. Our inability to realize these benefits, and our failure to appropriately structure our business to meet market conditions, could negatively impact our results of operations.

As part of our recent restructuring activities, we have reduced the workforce in certain revenue-generating portions of our business, particularly in our services business. This reduction in staffing levels could require us to forego certain future strategic opportunities due to limited resources, which could negatively affect our long-term revenues.

In addition, these workforce reductions could result in a lack of focus and reduced productivity by remaining employees due to changes in responsibilities or concern about future prospects, which in turn may negatively affect our future revenues. Further, we believe our future success depends, in large part, on our ability to attract and retain highly skilled personnel. Our restructuring activities could negatively affect our ability to attract such personnel as a result of perceived risk of future workforce reductions.

We also cannot assure you that we will not be required to implement further restructuring activities or reductions in our workforce based on changes in the markets and industries in which we compete or that any future restructuring efforts will be successful.

The lengthy sales cycle of our products and services makes the timing of our revenue difficult to predict and may cause our operating results to fluctuate unexpectedly.

We have a lengthy sales cycle that generally extends at least three to six months. The length of the sales cycle may cause our revenue and operating results to vary unexpectedly from quarter to quarter. The complexity and expense associated with our business generally requires a lengthy customer education, evaluation and approval process. Consequently, we may incur substantial expenses and devote significant management effort and expense to develop potential relationships that do not result in agreements or revenue and may prevent us from pursuing other opportunities.

In addition, sales of our products and services may be delayed if customers delay approval or commencement of projects because of:

•	The timing of customers’ competitive evaluation processes; or

•	Customers’ budgetary constraints and budget cycles.

Lengthy sales cycles for acceleration and emulation hardware products subject us to a number of significant risks over which we have limited control, including insufficient, excess or obsolete inventory, variations in inventory valuation and fluctuations in quarterly operating results.

Also, because of the timing of large orders and our customers’ buying patterns, we may not learn of bookings shortfalls, revenue shortfalls, earnings shortfalls or other failures to meet market expectations until late in a fiscal quarter, which could cause even more immediate and serious harm to the trading price of our common stock.

The profitability of our services business depends on factors that are difficult to control, such as the high cost of our services employees, our cost of performing our fixed-price services contracts and the success of our design services business, which has historically suffered losses.

To be successful in our services business, we must overcome several factors that are difficult to control, including the following:

•	Our cost of services employees is high and reduces our gross margin. Gross margin represents the difference between the amount of revenue from the sale of services and our cost of providing those services. We must pay high salaries to attract and retain professional services employees. This results in a lower gross margin than the gross margin in our software business. In addition, the high cost of training new services employees or not fully utilizing these employees can significantly lower gross margin. It is difficult to adjust staffing levels quickly to reflect customer demand for services; therefore, the services business has in the past and could continue to experience losses.

•	A portion of services contracts consists of fixed-price contracts. Some of our customers pay a fixed price for services provided, regardless of the cost we must incur to perform the contract. If our cost in performing the services were to exceed the amount the customer has agreed to pay, we would experience a loss on the contract, which could harm our business, operating results and financial condition.

•	We have historically suffered losses in our design services business. The market for electronics design services is sensitive to customer budgetary constraints and engineering capacity. Our design services business has historically suffered losses. If our design services business fails to increase its revenue to offset its expenses, the design services business will continue to experience losses. Our failure to succeed in the design services business may harm our business, operating results and financial condition.

Our international operations may seriously harm our financial condition because of the effect of foreign exchange rate fluctuations and other risks to our international business.

We have significant operations outside the United States. Our revenue from international operations as a percentage of total revenue was approximately 44% in 2003, 45% in 2002 and 45% in 2001. We expect that revenue from our international operations will continue to account for a significant portion of our total revenue. We also transact business in various foreign currencies. Recent economic and political uncertainty and the volatility of foreign currencies in certain regions, most notably the Japanese yen and the European Union euro, have had, and may continue to have, a seriously harmful effect on our revenue and operating results.

Fluctuations in the rate of exchange between the U.S. dollar and the currencies of other countries in which we conduct business could seriously harm our business, operating results and financial condition. For example, if there is an increase in the rate at which a foreign currency exchanges into U.S. dollars, it will take more of the foreign currency to equal the same amount of U.S. dollars than before the rate increase. If we price our products and services in the foreign currency, we will receive fewer U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars, an increase in the exchange rate will result in an increase in the price for our products and services compared to those products of our competitors that are priced in local currency. This could result in our prices being uncompetitive in markets where business is transacted in the local currency.

Exposure to foreign currency transaction risk can arise when transactions are conducted in a currency different from the functional currency of one of our subsidiaries. A subsidiary’s functional currency is the currency in which it primarily conducts its operations, including product pricing, expenses and borrowings. Although we attempt to reduce the impact of foreign currency fluctuations, significant exchange rate movements may hurt our results of operations as expressed in U.S. dollars.

Our international operations may also be subject to other risks, including:

•	The adoption and expansion of government trade restrictions;

•	Limitations on repatriation of earnings;

•	Limitations on the conversion of foreign currencies;

•	Reduced protection of intellectual property rights in some countries;

•	Recessions in foreign economies;

•	Longer collection periods for receivables and greater difficulty in collecting accounts receivable;

•	Difficulties in managing foreign operations;

•	Political and economic instability;

•	Unexpected changes in regulatory requirements;

•	Tariffs and other trade barriers; and

•	U.S. government licensing requirements for exports which may lengthen the sales cycle or restrict or prohibit the sale or licensing of certain products.

We have offices throughout the world, including key research facilities outside of the United States. Our operations are dependent upon the connectivity of our operations throughout the world. Activities that interfere with our international connectivity, such as computer “hacking” or the introduction of a virus into our computer systems, could significantly interfere with our business operations.

Our operating results could be adversely affected as a result of changes in our effective tax rates.

Our future effective tax rates could be adversely affected by the following:

•	Earnings being lower than anticipated in countries where we are taxed at lower statutory rates as compared to the U.S. tax rate;

•	An increase in expenses not deductible for tax purposes, including write-offs of acquired in-process technology and impairment of goodwill;

•	Changes in the valuation of our deferred tax assets and liabilities; or

•	Changes in tax laws or the interpretation of such tax laws.

Any significant change in our future effective tax rates could adversely impact our results of operations for future periods.

We have received an examination report from the Internal Revenue Service proposing a tax deficiency in certain of our tax returns, and the outcome of the examination or any future examinations involving similar claims may have a material adverse effect on our results of operations and cash flows.

The IRS and other tax authorities regularly examine our income tax returns. The IRS recently completed its field examination of our federal income tax returns for the fiscal years 1997 through 1999 and has issued a Revenue Agent’s Report, referred to as the RAR, in which the IRS proposes to assess an aggregate tax deficiency for the three-year period of approximately $143 million, plus interest, which interest will accrue until the matter is resolved. This interest is compounded daily at rates published by the IRS, which rates have been between four and nine percent since 1997, and adjusts quarterly. The IRS may also make similar claims for years subsequent to 1999 in future examinations. The RAR is not a final Statutory Notice of Deficiency, and we have filed a protest to certain of the proposed adjustments with the IRS.

The most significant of the disputed adjustments relates to transfer pricing arrangements that we have with a foreign subsidiary. We believe that the proposed IRS adjustments are inconsistent with the applicable tax laws, and that we have meritorious defenses to the proposed adjustments. We are challenging these proposed adjustments vigorously.

Significant judgment is required in determining our provision for income taxes. In determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from these examinations, including the current IRS assessments. However, the ultimate outcome of tax examinations cannot be predicted with certainty, including the total amount payable or the timing of any such payments upon resolution of these issues. In addition, we cannot assure you that such amount will not be materially different than that which is reflected in our historical income tax provisions and accruals. Should the IRS or other tax authorities assess additional taxes as a result of a current or a future examination, we may be required to record charges to operations in future periods that could have a material impact on the results of operations, financial position or cash flows in the applicable period or periods recorded.

Failure to obtain export licenses could harm our business by rendering us unable to ship products and transfer our technology outside of the United States.

We must comply with U.S. Department of Commerce regulations in shipping our software products and transferring our technology outside the United States and to foreign nationals. Although we have not had any significant difficulty complying with these regulations so far, any significant future difficulty in complying could harm our business, operating results and financial condition.

Proposed regulations related to equity compensation could cause us to recognize an additional expense, which would result in a reduction in our net income.

On March 31, 2004, the Financial Accounting Standards Board, or FASB, consistent with recent actions of other accounting agencies and entities, issued a proposed Statement “Share Based Payment, an Amendment of FASB Statements No. 123 and 95” relating to the accounting for equity-based compensation. This statement proposes changes to U.S. Generally Accepted Accounting Principles, or GAAP, that, if implemented, would require us to record a charge to compensation expense for stock option grants. We currently account for stock options under Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation”. As permitted by SFAS No. 123, we have elected to use the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, or APB Opinion No. 25, “Accounting for Stock Issued to Employees,” to measure compensation expense for stock-based awards granted to employees, under which the granting of stock options is not considered compensation, if the option exercise price is not less than the fair market value of the common stock at the grant date. The FASB’s proposal would eliminate our ability, starting in 2005, to account for stock-based awards using the intrinsic value method prescribed by APB Opinion No. 25 and would instead require that such awards be accounted for using a fair-value based method, which would require us to measure the compensation expense for all such awards, including stock options, at fair value at the grant date. We cannot predict whether the proposed regulations will be adopted, but if adopted they would have an adverse affect on our results of operations.

Errors or defects in our products and services could expose us to liability and harm our reputation.

Our customers use our products and services in designing and developing products that involve a high degree of technological complexity, each of which has its own specifications. Because of the complexity of the systems and products with which we work, some of our products and designs can be adequately tested only when put to full use in the marketplace. As a result, our customers or their end users may discover errors or defects in our software or the systems we design, or the products or systems incorporating our design and intellectual property may not operate as expected. Errors or defects could result in:

•	Loss of current customers and loss of or delay in revenue and loss of market share;

•	Failure to attract new customers or achieve market acceptance;

•	Diversion of development resources to resolve the problem;

•	Increased service costs; and

•	Liability for damages.

If we become subject to unfair hiring claims, we could be prevented from hiring needed employees, incur liability for damages and incur substantial costs in defending ourselves.

Companies in our industry whose employees accept positions with competitors frequently claim that these competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of trade secrets. These claims could prevent us from hiring employees or cause us to incur liability for damages. We could also incur substantial costs in defending ourselves or our employees against these claims, regardless of their merits. Defending ourselves from these claims could also divert the attention of our management from our operations.

Our business is subject to the risk of earthquakes, floods and other natural catastrophic events.

Our corporate headquarters, including certain of our research and development operations, and certain of our distribution facilities, are located in the Silicon Valley area of Northern California, which is a region known to experience seismic activity. In addition, several of our facilities, including our corporate headquarters, certain of our research and development operations, and certain of our distribution operations, are in areas of San Jose, California that have been identified by the Director of the Federal Emergency Management Agency, or FEMA, as being located in a special flood area. The areas at risk are identified as being in a one hundred year flood plain, using FEMA’s Flood Hazard Boundary Map or the Flood Insurance Rate Map. If significant seismic or flooding activity were to occur, our operations may be interrupted, which would adversely impact our business and results of operations.

We maintain research and other facilities in parts of the world that are not as politically stable as the United States, and as a result we may face a higher risk of business interruption from acts of war or terrorism than other businesses located only or primarily in the United States.

We maintain international research and other facilities, some of which are in parts of the world that are not as politically stable as the United States. Consequently, we may face a greater risk of business interruption as a result of terrorist acts or military conflicts than businesses located domestically. Furthermore, this potential harm is exacerbated given that damage to or disruptions at our international research and development facilities could have an adverse effect on our ability to develop new or improve existing products as compared to other businesses which may only have sales offices or other less critical operations abroad. We are uninsured for losses or interruptions caused by acts of war or terrorism.

We have taken, and continue to take, actions to address reportable conditions identified by our independent auditors with respect to our internal controls and operations. Despite our efforts to address these reportable conditions and, more generally, to establish and maintain effective controls, we may not be able to detect all errors in our financial reporting, which could adversely impact our reported financial results.

As described in our Annual Report on Form 10-K for fiscal 2003, our independent auditors identified certain matters involving our internal controls and operations that they considered to be “reportable conditions“, as defined by the American Institute of Certified Public Accountants, including the absence of appropriate (i) controls relating to investments in non-marketable securities and (ii) documentation, review and approval of significant non-revenue related transactions, and the corresponding accounting entries originating from departments other than corporate accounting. As a result of these findings, we have implemented, and continue to implement, actions to address these deficiencies and to enhance the reliability and effectiveness of our control procedures. Notwithstanding such actions, a control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of any system of controls is based, in part, upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Because of the inherent limitations in a control system, misstatements due to error or fraud may occur and may not be detected. Consequently, despite our efforts to effectively address these reportable conditions and, more generally, to establish and maintain effective controls, errors in our financial reporting may occur, which could adversely impact our reported financial results.

Risks Related to the Notes and Our Common Stock

Our debt obligations expose us to risks that could adversely affect our business, operating results and financial condition, and could prevent us from fulfilling our obligations under the notes.

We have a substantial level of debt. As of April 3, 2004, we had $420.3 million of outstanding indebtedness, including $420.0 million of the notes. The level of our indebtedness, among other things, could:

•	make it difficult for us to satisfy our payment obligations on our debt as described below;

•	make it difficult for us to incur additional debt or obtain any necessary financing in the future for working capital, capital expenditures, debt service, acquisitions or general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our business;

•	reduce funds available for use in our operations;

•	make us more vulnerable in the event of a downturn in our business;

•	make us more vulnerable in the event of an increase in interest rates if we must incur new debt to satisfy our obligations under the notes; or

•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have greater access to capital resources.

If we experience a decline in revenue due to any of the factors described in this Risk Factors section or otherwise, we could have difficulty paying amounts due on our indebtedness. In the case of the notes, although the notes mature in 2023, the holders of the notes may require us to repurchase their notes at an additional premium in 2008, which makes it probable that we will be required to repurchase the notes in 2008 if the notes are not otherwise converted into our common stock. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of our indebtedness, including the notes, we would be in default, which would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under our other indebtedness. Any default under our indebtedness could have a material adverse effect on our business, operating results and financial condition.

Because the notes are subordinated to our secured debt and structurally subordinated to all liabilities of our subsidiaries, upon our liquidation, bankruptcy or other similar event the rights of note holders will be subject to the prior claims of secured debt holders with respect to any assets securing such debt and to the prior claims of our subsidiaries’ creditors.

The notes rank equally with our other senior debt, including our trade payables. The notes are not secured by any of our assets or those of our subsidiaries. As a result, the notes are effectively subordinated to any secured debt we may incur. In any liquidation, dissolution, bankruptcy or other similar proceeding, holders of our secured debt may assert rights against any assets securing such debt in order to receive full payment of their debt before those assets may be used to pay the holders of the notes. As of April 3, 2004, excluding trade payables, we had approximately $420.3 million of senior indebtedness and $0.3 million of secured senior indebtedness outstanding. As of April 3, 2004, the $420.3 million of senior indebtedness included $420.0 million of the notes and $0.3 million of capital lease obligations that are secured by the underlying assets.

None of our subsidiaries guarantees our obligations under, or has any obligation to pay any amounts due on, the notes. As a result, the notes are effectively subordinated to all liabilities of our subsidiaries. Our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon their liquidation or recapitalization will generally be subject to the prior claims of those subsidiaries’ creditors. Further, we have elected to permanently re-invest our earnings from foreign subsidiaries outside of the United States. The ability of our subsidiaries to pay dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may become a party. As of April 3, 2004, our subsidiaries had aggregate indebtedness of approximately $0.2 million, excluding intercompany debt and trade payables. As of April 3, 2004, our subsidiaries had aggregate third-party liabilities of approximately $435.5 million.

The notes do not restrict our ability to incur additional debt or to take other actions that could negatively affect holders of the notes.

We are not restricted under the terms of the notes from incurring additional indebtedness, including other senior indebtedness or secured indebtedness. In addition, the limited covenants applicable to the notes do not restrict our ability to pay dividends, issue or repurchase stock or other securities or require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due. Although the notes do not contain such financial and other restrictive covenants, future indebtedness could include such covenants. If we incur additional indebtedness or other liabilities, our ability to pay our obligations on our outstanding indebtedness could be adversely affected. In addition, the indenture does not afford protection to holders of the notes in the event of a significant change in our corporate ownership or structure except to the extent described under “Description of Notes— Repurchase of the Notes by Us at the Option of Holders Upon a Fundamental Change.”

We may be unable to repay or repurchase the notes or our other indebtedness, which may result in defaults and other costs to us.

We may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount due at maturity or the repurchase price of the notes. Any future borrowing arrangements or debt agreements to which we become a party may contain restrictions on or prohibitions against our repayment or repurchase of the notes. At maturity, the entire outstanding principal amount of the notes will become due and payable. Holders may require us to repurchase for cash all or any portion of the notes on August 15, 2008 for 100.25% of the principal amount, August 15, 2013 for 100.00% of the principal amount and August 15, 2018 for 100.00% of the principal amount. As a result, although the notes mature in 2023, the holders may require us to repurchase the notes at an additional premium in 2008, which makes it probable that we will be required to repurchase the notes in 2008 if the notes are not otherwise converted into our common stock. If we are prohibited from repaying or repurchasing the notes, we could try to obtain the consent of lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance the borrowings, we may be unable to repay or repurchase the notes. Any such failure would constitute an event of default under the indenture which could, in turn, constitute a default under the terms of any other indebtedness then outstanding.

In addition, a material default on our indebtedness could suspend our eligibility to register securities using certain registration statement forms under SEC guidelines which incorporate by reference substantial information regarding us rather than requiring quarterly and other revision and updating, which could potentially hinder our ability to raise capital through the issuance of our securities and will increase the costs of such registration to us.

The conditional conversion feature of the notes could result in holders receiving less than the value of the common stock into which a note is convertible.

The notes are convertible into shares of our common stock only if specified conditions are met. See “Description of Notes— Conversion Rights.” If the specific conditions for conversion are not met, holders will not be able to convert their notes, and holders may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

An active public market may not develop for the notes, and, if such a market is not developed or sustained, the trading price of the notes could decline.

The notes are a new issue of securities with no established trading market. Since their initial issuance, the notes have been eligible for trading in PORTAL. However, the notes resold pursuant to the registration statement of which this prospectus is a part will no longer be eligible for trading in PORTAL, and we do not intend to list them on any other automated quotation system or any securities exchange. At the time of the initial issuance of the notes in August 2003, the initial purchasers of the notes advised us that they intended to make a market in the notes; however, they are not obligated to do so and may discontinue market making at any time without notice. In addition, market making activity by the initial purchasers is subject to the limits imposed by the Securities Act and the Exchange Act.

As a result, a market for the notes may not develop or, if one does develop, it may not be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly.

In addition, the liquidity of the trading market for the notes, if any, and the market price quoted for the notes may be adversely affected by changes in interest rates in the market for comparable securities and by changes in our financial performance or prospects, as well as by declines in the prices of securities, or the financial performance or prospects of similar companies.

The price of our common stock, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell the notes or the common stock issuable upon conversion of the notes when desired or at attractive prices.

The market price of the notes is expected to be affected significantly by the market price of our common stock. The market price of our common stock is subject to significant fluctuations in response to the factors set forth in this Risk Factors section and other factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our common stock and the notes.

In addition, the stock markets in recent years have experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Because the notes are convertible into shares of our common stock, volatility of or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who receive common stock upon conversion of the notes also will be subject to the risk of volatility and depressed prices of our common stock.

Sales of substantial amounts of shares of our common stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. The indenture for the notes does not restrict our ability to issue additional shares of common stock or other securities convertible into or exchangeable for our common stock. We have used and may continue to use our common stock or securities convertible into or exchangeable for our common stock to acquire technology, product rights or businesses, or for other purposes. Because the notes are convertible into common stock only at a conversion price in excess of the recent trading price, such a decline in our common stock price may cause the value of the notes to decline.

Conversion of the notes will dilute the ownership interests of existing stockholders.

The terms of the notes permit the holders to convert the notes into shares of our common stock. The notes are convertible into our common stock initially at a conversion price of $15.65 per share, which would result in an aggregate of approximately 26.8 million shares of our common stock issued upon conversion, subject to adjustment upon the occurrence of specified events. The conversion of some or all of the notes will dilute the ownership interest of our existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. Prior to the conversion of the notes, if the trading price of our common stock exceeds the conversion price of the notes by 145% or more over specified periods, earnings per share will be diluted if and to the extent the convertible notes hedge instruments are not exercised. We may redeem for cash all or any part of the notes on or after August 15, 2008 for 100.00% of the principal amount. The holders may require us to repurchase for cash all or any portion of their notes on August 15, 2008 for 100.25% of the principal amount, on August 15, 2013 for 100.00% of the principal amount, or on August 15, 2018 for 100.00% of the principal amount.

Each $1,000 of principal of the notes will initially be convertible into 63.8790 shares of our common stock, subject to adjustment upon the occurrence of specified events. Holders of the notes may convert their notes prior to maturity only if specified conditions are met. See “Description of Notes— Conversion Rights.” As a result, although the notes mature in 2023, the holders may require us to repurchase their notes at an additional premium in 2008, which makes it probable that we will be required to repurchase the notes in 2008 if the notes are not otherwise converted into our common stock.

Although the conversion price is currently $15.65 per share, the convertible notes hedge and warrant transactions that we entered into in connection with the issuance of the notes effectively increased the conversion price of the notes until 2008 to approximately $23.08 per share, which would result in an aggregate issuance upon conversion prior to August 15, 2008 of approximately 18.2 million shares of our common stock. We have entered into convertible notes hedge and warrant transactions to reduce the potential dilution from the conversion of the notes, however we cannot guarantee that such convertible notes hedge and warrant instruments will fully mitigate the dilution. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

We may, at the option of the noteholders and only in certain circumstances, be required to repurchase the notes in shares of our common stock upon a significant change in our corporate ownership or structure, and issuance of shares to repurchase the notes would result in dilution to our existing stockholders.

Under the terms of the notes, we may be required to repurchase the notes following a significant change in our corporate ownership or structure, such as a change of control, prior to maturity of the notes. Following a significant change in our corporate ownership or structure, in certain circumstances, we may choose to pay the repurchase price of the notes in cash, shares of our common stock or a combination of cash and shares of our common stock. In the event we choose to pay all or any part of the repurchase price of notes in shares of our common stock, this would result in dilution to the holders of our common stock.

Convertible notes hedge and warrant transactions entered into in connection with the issuance of the notes may affect the value of the notes and our common stock.

We entered into convertible notes hedge transactions with JPMorgan Chase Bank, an affiliate of one of the initial purchasers of the notes, at the time of issuance of the notes, with the objective of reducing the potential dilutive effect of issuing our common stock upon conversion of the notes. We also entered into warrant transactions. See “Description of Capital Stock— Call Options and Warrants”. In connection with our convertible notes hedge and warrant transactions, JPMorgan Chase Bank or its affiliates purchased our common stock in secondary market transactions and entered into various over-the-counter derivative transactions with respect to our common stock.

JPMorgan Chase Bank or its affiliates is likely to modify its hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, other of our securities or other instruments it may wish to use in connection with such hedging. The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes could adversely affect the value of our common stock and the value of the notes and, as a result, the number of shares and the value of the common stock holders will receive upon conversion of the notes. In addition, subject to movement in the trading price of our common stock, if the convertible notes hedge transactions settle in our favor, we could be exposed to credit risk related to the other party.

Rating agencies may provide unsolicited ratings on the notes that could reduce the market value or liquidity of the notes and our common stock.

We have not requested a rating of the notes from any rating agency and we do not anticipate that the notes will be rated. However, if one or more rating agencies independently elects to rate the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price or liquidity of the notes and our common stock could be harmed. A resulting decline in the market price of the notes as compared to the price of our common stock may require us to repurchase the notes.

Anti-takeover defenses in our governing documents and certain provisions under Delaware law could prevent an acquisition of our company or limit the price that investors might be willing to pay for our common stock.

Our governing documents and certain provisions of the Delaware General Corporation Law that apply to us could make it difficult for another company to acquire control of our company. For example:

•	Our certificate of incorporation allows our board of directors to issue, at any time and without stockholder approval, preferred stock with such terms as it may determine. No shares of preferred stock are currently outstanding. However, the rights of holders of any of our preferred stock that may be issued in the future may be superior to the rights of holders of our common stock.

•	We have a rights plan, commonly known as a “poison pill,” which would make it difficult for someone to acquire our company without the approval of our board of directors.

•	Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in any business combination with a person owning 15% or more of its voting stock, or who is affiliated with the corporation and owned 15% or more of its voting stock at any time within three years prior to the proposed business combination, for a period of three years from the date the person became a 15% owner, unless specified conditions are met.

All or any one of these factors could limit the price that certain investors would be willing to pay for shares of our common stock and could delay, prevent or allow our board of directors to resist an acquisition of our company, even if the proposed transaction were favored by a majority of our independent stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Certain of such statements, including, without limitation, statements regarding the extent and timing of future revenues and expenses and customer demand, statements regarding the deployment of our products, statements regarding our reliance on third parties and other statements using words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “should,” “will” and “would,” and words of similar import and the negatives thereof, constitute forward-looking statements. These statements are predictions based upon our current expectations about future events. Actual results could vary materially as a result of certain factors, including but not limited to, those expressed in these statements. We refer you to the “Risk Factors” section of this prospectus and to the “Competition,” “Proprietary Technology,” “Factors That May Affect Future Results,” “Results of Operations,” “Disclosures About Market Risk,” and “Liquidity and Capital Resources” sections contained in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and the risks discussed in our other SEC filings, which identify important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements.

We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this prospectus. All subsequent written or oral forward-looking statements attributable to our company or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We do not intend, and undertake no obligation, to update these forward-looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

Year ended

	Restated
January 3,	December 28,	December 29,	December 30,	January 2,
2004	2002	2001	2000	2000

(0.5)x	15.5x	22.6x	7.8x	0.0x

The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before income taxes, minority interest and earnings in equity interests, plus fixed charges by (ii) fixed charges. Fixed charges consist of the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals) and interest expense on indebtedness. Earnings in equity interests consist of earnings in investments that we account for using the equity method of accounting. For the fiscal year ended January 2, 2000, our earnings were insufficient to cover fixed charges by approximately $11.6 million, and for the fiscal year ended January 3, 2004, our earnings were insufficient to cover fixed charges by approximately $19.7 million.

USE OF PROCEEDS

The proceeds from the sale of the notes and the common stock offered pursuant to this prospectus are solely for the account of the selling securityholders. Accordingly, we will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

DESCRIPTION OF NOTES

We issued the notes under an indenture dated as of August 15, 2003, which we refer to as the indenture, between us and J.P. Morgan Trust Company, National Association, as trustee, which we refer to as the trustee. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act.

This description of notes is intended to be a useful overview of the material provisions of the notes and the indenture. Since this description is only a summary, you should refer to the indenture for a complete description of our obligations and your rights. A copy of the indenture is listed as an exhibit to the registration statement of which this prospectus is a part.

For purposes of this description, references to “the Company,” “Cadence,” “we,” “our” and “us” refer only to Cadence Design Systems, Inc. and not to any of its subsidiaries.

General

The notes:

•	are our general unsecured, senior obligations;

•	are initially limited to an aggregate principal amount of $420,000,000;

•	mature on August 15, 2023, unless earlier converted, repurchased by us at your option or redeemed;

•	do not bear interest;

•	will accrue liquidated damages if we fail to comply with certain obligations as set forth under “—Registration Rights”;

•	were issued in denominations of $1,000 and integral multiples of $1,000;

•	are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form (see “—Form, Denomination and Registration” and “—Global Notes, Book-Entry Form”);

•	rank equally in right of payment to any of our existing or future unsecured senior debt, including trade payables;

•	are redeemable by us for cash, at our option, in whole or in part beginning on August 15, 2008 at a redemption price equal to 100% of the principal amount of the notes to be redeemed; and

•	are subject to repurchase by us at the option of the holders on August 15, 2008, August 15, 2013 and August 15, 2018, or upon a significant change in our corporate structure or ownership (as defined below under the heading “—Repurchase of the Notes by Us at the Option of Holders Upon a Fundamental Change”).

Subject to fulfillment of certain conditions described below, the notes may be converted into shares of our common stock at an initial conversion rate of 63.8790 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $15.65 per share of common stock). The conversion rate is subject to adjustment if certain events occur.

The registered holder of a note will be treated as the owner of it for all purposes, including, without limitation for purposes of determining to whom we will send any notice required to be sent to holders of the notes pursuant to the indenture.

The indenture does not limit the amount or kind of debt that may be incurred by us or any of our subsidiaries.

Other than restrictions described under “—Repurchase of the Notes by Us at the Option of Holders Upon a Fundamental Change” and “—Consolidation, Merger and Sale of Assets” below, the indenture does not contain any covenants or other provisions which may afford holders of the notes protection in the event of a highly leveraged transaction involving us. We are prohibited from reissuing a note that has matured or been converted, repurchased by us at the option of a holder, redeemed or otherwise canceled.

Payments on the Notes; Paying Agent and Registrar

We will pay principal and liquidated damages, if any, on the notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have initially designated J.P. Morgan Trust Company, National Association as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar.

We will pay principal and liquidated damages, if any, on notes in global form registered in the name of or held by The Depository Trust Company, or DTC, or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

Transfer and Exchange

Holders may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture.

Ranking

The notes are our general unsecured obligations and rank senior in right of payment to all existing and future debt that is expressly subordinated in right of payment to the notes. The notes rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. The notes effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations on the notes only after all secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

As of April 3, 2004, we had outstanding senior indebtedness, excluding trade payables, of approximately $420.3 million, of which $420.0 million was unsecured and of which approximately $0.3 million was secured indebtedness. As of April 3, 2004, our outstanding indebtedness included $420.0 million of the notes and $0.3 million of capital lease obligations that are secured by the underlying assets.

Because a significant portion of our operations are conducted by our subsidiaries, our cash flow and our ability to service indebtedness, including our ability to pay the principal of the notes and liquidated damages, if any, are dependent to a large extent upon cash dividends and distributions or other transfers from our subsidiaries. Further, we have elected to permanently re-invest our earnings from foreign subsidiaries outside of the United States. The ability of our subsidiaries to pay dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may become a party. In addition, our right to receive any assets of any subsidiary upon its liquidation or reorganization, and therefore our rights to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. None of our subsidiaries guarantee our obligations under the notes. As such, the notes are structurally subordinated to all liabilities of our subsidiaries. As of April 3, 2004, our subsidiaries had aggregate indebtedness of approximately $0.2 million, excluding intercompany debt and trade payables. As of April 3, 2004, our subsidiaries had aggregate third-party liabilities of approximately $435.5 million.

Optional Redemption

No sinking fund is provided for the notes. Prior to August 15, 2008, the notes will not be redeemable. Beginning August 15, 2008, we may redeem at any time for cash all or any part of the notes, upon not less than 30 nor more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid liquidated damages, if any, to but excluding the redemption date.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of a holder’s note for partial redemption and such holder converts a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period of 15 days before the redemption date; or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Conversion Rights

General

Subject to satisfaction of the conditions described under the headings “—Conversion Upon Satisfaction of Condition Regarding Sale Price of Our Common Stock,” “—Conversion Upon Satisfaction of Condition Regarding Trading Price of Notes,” “—Conversion Upon Redemption,” “—Conversion Upon Specified Corporate Transactions” and “—Conversion Rate Adjustments,” holders may convert each of their notes into shares of our common stock at an initial conversion rate of 63.8790 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $15.65 per share of common stock) prior to the close of business on August 15, 2023. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Holders will not receive any cash payment representing accrued and unpaid liquidated damages, if any, upon conversion of a note. Instead, upon conversion, we will deliver to holders a fixed number of shares of our common stock and any cash payment to account for fractional shares. Any cash payment for fractional shares will be based on the sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock upon conversion of the notes will be deemed to satisfy our obligation to pay the principal amount of the notes and accrued and unpaid liquidated damages, if any. Accrued and unpaid liquidated damages, if any, will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for accrued and unpaid liquidated damages, if any. The trustee will initially act as the conversion agent.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon conversion, unless the tax is due because the holder requests the shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, the holder must deliver a conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. Holders may obtain copies of the required form of the conversion notice from the conversion agent.

If a holder has already delivered a repurchase notice as described under either “—Repurchase of the Notes by Us at the Option of the Holder” or “—Repurchase of the Notes by Us at the Option of Holders Upon a Fundamental Change” with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the repurchase notice in accordance with the indenture.

Holders may surrender their notes for conversion, in whole or in part, into shares of our common stock prior to maturity, redemption or repurchase under the following circumstances:

Conversion Upon Satisfaction of Condition Regarding Sale Price of Our Common Stock

Holders may surrender any of their notes for conversion into shares of our common stock during any conversion period prior to August 15, 2018 if the sale price of our common stock, for at least 20 trading days in the period of 30 consecutive trading days ending on the first day of such conversion period, is more than 145% of the conversion price of the notes on the first day of such conversion period.

Holders may also surrender any of their notes for conversion into shares of our common stock at any time after the sale price of our common stock is more than 145% of the then current conversion price on any date on or after August 15, 2018 through the business day immediately prior to the maturity of the notes.

A “conversion period” will be the period from and including the eleventh trading day in any of our fiscal quarters (beginning with the quarter ended January 3, 2004) up to but not including the eleventh trading day of the following fiscal quarter.

The “sale price” of our common stock on any date means the closing price on such date as reported by the NYSE, or such other principal U.S. securities exchange on which our common stock is then listed, or if our common stock is not listed on a U.S. national or regional exchange, as reported on the National Association of Securities Dealers Automated Quotation System or, if our common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, as reported on the principal other market on which our common stock is then traded. In the absence of such quotations, our board of directors will make a good faith determination of the sale price.

The conversion agent, which is currently the trustee, will, on our behalf, determine daily if the notes are convertible as a result of the sale price of our common stock and notify us and the trustee.

Conversion Upon Satisfaction of Condition Regarding Trading Price of Notes

Holders may surrender any of their notes for conversion into shares of our common stock during the five consecutive business day period following any five consecutive trading-day period in which the average of the trading prices for the notes was less than 98% of the average sale price of our common stock during such five trading-day period multiplied by the applicable conversion rate (the “trading price condition”); provided, however, that if, on the date of any conversion pursuant to the trading price condition that is on or after August 15, 2018, the sale price of our common stock on the trading day before the conversion date is greater than 100% of the conversion price, then holders surrendering notes for conversion will receive, in lieu of shares of our common stock based on the then applicable conversion rate, shares of common stock with a value equal to the principal amount of the notes being converted (a “principal value conversion”). Shares of our common stock delivered upon a principal value conversion will be valued at the greater of the effective conversion price on the conversion date and the sale price as of the conversion date. We will deliver shares of our common stock upon a principal value conversion no later than the third business day following the determination of the sale price. The “effective conversion price” is, as of any date of determination, a dollar amount (initially $15.65) per note derived by dividing $1,000 by the conversion rate then in effect (assuming a conversion date eight trading days prior to the date of determination).

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include one or more of the initial purchasers of the notes, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be deemed to be less than 98% of the applicable conversion rate of the notes multiplied by the sale price of our common stock on such determination date.

The trustee will determine the trading price of the notes upon our request. We will have no obligation to make that request unless a holder of notes provides us with reasonable evidence that the trading price of the notes may be less than 98% of the average sale price of our common stock multiplied by the applicable conversion rate for the applicable period. If a holder provides such evidence, we will instruct the trustee to determine the trading price of the notes for the applicable period.

Conversion Upon Redemption

Holders may surrender for conversion any of their notes called for redemption at any time prior to the close of business one business day prior to the redemption date, even if the notes are not otherwise convertible at such time. If a holder has already submitted a note for repurchase on a repurchase date or upon a fundamental change, however, such holder may not surrender that note for conversion until such holder has withdrawn its repurchase election in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all or substantially all holders of our common stock certain rights entitling them to purchase shares of our common stock at less than the sale price of a share of our common stock on the trading day preceding the declaration date for such distribution; or

•	distribute to all or substantially all holders of our common stock any assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 5% of the sale price of our common stock on the trading day preceding the declaration date for such distribution;

we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer. No adjustment to the ability of a holder to convert will be made if the holder would otherwise participate in the distribution without conversion.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock would be converted into cash, securities or other property, a holder may surrender such holder’s notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction.

If we are a party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note that is not converted into common stock prior to the effective time of the transaction will be changed into a right to convert it into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its notes immediately prior to the transaction. If we engage in any transaction described in the preceding sentence, the conversion price will not be adjusted. If the transaction also constitutes a fundamental change, as defined below, a holder may require us to repurchase all or a portion of its notes as described below under “—Repurchase of the Notes by Us at the Option of Holders Upon a Fundamental Change.”

          Conversion Rate Adjustments

The conversion rate will be adjusted in the event:

•	we issue common stock as a dividend or distribution on our common stock or we effect a stock split or stock combination;

•	we issue certain rights or warrants to all or substantially all holders of our common stock;

•	we distribute shares of our capital stock, evidences of indebtedness or assets to all or substantially all holders of our common stock;

•	we make distributions consisting of cash to all or substantially all holders of our common stock; and

•	we or one of our subsidiaries makes purchases of our common stock pursuant to a tender offer or exchange offer for our common stock.

Section 13.06 of the indenture contains formulas that set forth the calculation of the adjustments to the conversion rate in the event of these transactions, which are designed to protect holders of the notes from any potential dilutive effect of issuances of our common stock in these transactions on their percentage ownership of our common stock upon conversion of the notes. We will not make any adjustments to the conversion rate if holders of the notes participate in any of these transactions.

If the rights provided for in our rights agreement, dated as of February 1, 2000, have separated from our common stock in accordance with the provisions of the rights agreement, so that the holders of the notes would not be entitled to receive any rights in respect of the common stock issuable upon conversion of the notes, the conversion rate will be adjusted as provided for in the indenture with respect to distributions to all or substantially all holders of our common stock (with such separation deemed to be the distribution of such rights), subject to readjustment in the event of the expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our rights agreement to provide that upon conversion of the notes the holders will receive, in addition to the common stock issuable upon such conversion, the rights that would have attached to such shares of common stock if the rights had not become separated from the common stock under our rights agreement. See “Description of Capital Stock—Stockholder Rights Plan.” To the extent that we adopt any future rights plan, upon conversion of the notes into our common stock holders will receive, in addition to the common stock, the rights under the future rights plan whether or not the rights have separated from the common stock at the time of conversion and no adjustment to the conversion rate shall be made in accordance with the provisions described above.

Except as stated herein, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

In the event of:

•	any reclassification of our common stock, or

•	a consolidation, merger or combination involving us, or

•	a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled thereafter to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase common stock in connection with a dividend or distribution of stock (or rights to acquire stock) or similar event.

Holders of the notes may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. See “Certain United States Federal Income Tax Considerations— Consequences to U.S. Holders— Constructive Dividends to Holders of Notes or Common Stock.”

Repurchase of the Notes by Us at the Option of the Holder

Holders have the right to require us to repurchase the notes for cash on August 15, 2008, August 15, 2013 and August 15, 2018, each of which we refer to as a repurchase date. We will be required to repurchase any outstanding notes for which a holder delivers a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 30 business days prior to the relevant repurchase date until the close of business on the business day prior to the repurchase date. If the repurchase notice is given and withdrawn during such period, we will not be obligated to repurchase the related notes. Our repurchase obligation will be subject to additional conditions as described in the indenture. Also, our ability to satisfy our repurchase obligations may be affected by the factors described in “Risk Factors” under the caption “We may be unable to repay or repurchase the notes or our other indebtedness, which may result in defaults and other costs to us.”

The repurchase price will be paid in cash and will equal the percentage of the principal amount on each repurchase date set forth below, plus accrued and unpaid liquidated damages, if any.

% of
Principal
Repurchase Date	Amount

August 15, 2008	100.25
August 15, 2013	100.00
August 15, 2018	100.00

On or before the 30th business day prior to each repurchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things, the procedures that holders must follow to require us to repurchase their notes. Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

A notice electing to require us to repurchase a holder’s notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes, or if not certificated, a holder’s notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be repurchased, in integral multiples of $1,000; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default, other than an event of default that is cured by the payment of the repurchase price of the notes.

A holder may withdraw any repurchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the repurchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, a holder’s notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

Holders must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. Holders will receive payment promptly following the later of the repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the repurchase price of the notes on the business day following the repurchase date, then:

•	the notes will cease to be outstanding and liquidated damages, if any, will cease to accrue (regardless of whether book-entry transfer of the notes is made or the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price and previously accrued and unpaid liquidated damages, if any, upon delivery or transfer of the notes).

Repurchase of the Notes by Us at the Option of Holders Upon a Fundamental Change

If a fundamental change (as defined below in this section) occurs at any time, holders will have the right, at their option, to require us to repurchase any or all of their notes, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid liquidated damages, if any, to but excluding the fundamental change repurchase date.

If a fundamental change results from a change of control event, as described below, instead of paying the repurchase price in cash, we may elect to pay all or a portion of the repurchase price in shares of our common stock, or, in the case of a merger in which we are not the surviving corporation, common stock, ordinary shares or American Depositary Shares of the surviving corporation or its direct or indirect parent corporation or a combination of the applicable securities and cash, at our option. The number of shares of the applicable common stock or securities a holder will receive will equal the relevant amount of the repurchase price divided by 95% of the average sale prices of the applicable common stock or securities for the five trading days immediately preceding the second business day immediately preceding the fundamental change repurchase date. However, we may not pay any portion of the repurchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

•	registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•	qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•	listing of the applicable common stock or securities on a U.S. national securities exchange or quotation thereof on an inter-dealer quotation system of any registered U.S. national securities association.

A “fundamental change” will be deemed to have occurred upon a change of control event or a termination of trading (as defined below).

A “change of control event” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or sale of all or substantially all of our assets or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all shares of common stock or American Depositary Shares that:

•	are listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	are approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

Notwithstanding the foregoing, a holder will not have the right to require us to repurchase its notes upon a change of control event constituting a fundamental change if the sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control event and the public announcement of the change of control event equals or exceeds 105% of the conversion price of the notes in effect on each of those five trading days.

A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

On or before the 15th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the fundamental change repurchase date; and

•	the procedures that holders must follow to require us to repurchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the repurchase right, a holder must deliver, on or before the close of business on the fundamental change repurchase date, subject to extension to comply with applicable law, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the notes duly completed, to the paying agent. A holder’s repurchase notice must state:

•	if certificated, the certificate numbers of such holder’s notes to be delivered for repurchase, or if not certificated, a holder’s notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

A holder may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, a holder’s notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

If a holder has exercised its right to require us to repurchase the notes in connection with a fundamental change, we will be required to repurchase the notes as of the date that is 20 business days after the occurrence of the relevant fundamental change, subject to extension to comply with applicable law (the “fundamental change repurchase date”). Holders will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes.

If the paying agent holds money and/or applicable stock sufficient to pay the fundamental change repurchase price of the notes on the business day following the fundamental change repurchase date, then:

•	the notes will cease to be outstanding and liquidated damages, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price and previously accrued and unpaid liquidated damages, if any, upon delivery or transfer of the notes).

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

The repurchase rights of the holders could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified events and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No notes may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change repurchase price of the notes.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price in cash. See “Risk Factors” under the caption “We may be unable to repay or repurchase the notes or our other indebtedness, which may result in defaults and other costs to us.” If we fail to repurchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

The indenture provides that we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person other than us is a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such entity other than us expressly assumes by supplemental indenture all of our obligations under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, Cadence under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to repurchase the notes of such holder as described above.

Events of Default

Each of the following is an event of default:

(1)	default in the payment of liquidated damages, if any, on any note when due and payable and the default continues for a period of 30 days;

(2)	default in the payment of principal or premium of any note when due and payable at its maturity, upon redemption, upon repurchase (including upon a fundamental change) or otherwise;

(3)	failure by us to comply with any of our other agreements contained in the notes or indenture for 60 days after written notice of such non-compliance has been received from the trustee or the holders of at least 25% in principal amount of the notes then outstanding;

(4)	default for 10 days in the performance of our conversion obligation upon exercise of a holder’s conversion rights;

(5)	default by us or certain of our material subsidiaries in the payment of the principal or interest on any loan agreement or other loan instrument under which there may be outstanding, or by which there may be evidenced any, debt for money borrowed in excess of $25.0 million in the aggregate of ours and/or any such material subsidiaries (other than indebtedness for borrowed money secured only by the real property to which the indebtedness relates and which is non-recourse to us or to such material subsidiaries), whether such debt now exists or shall hereafter be created, resulting in such debt becoming or being declared due and payable prior to its stated maturity, and such acceleration shall not have been rescinded or annulled within 30 days after written notice has been received by us or such subsidiary from the trustee;

(6)	our failure to give holders notice of their right to require us to repurchase their notes upon a fundamental change; or

(7)	certain events involving our bankruptcy, insolvency, or reorganization (the “bankruptcy provisions”).

If an event of default occurs and is continuing, the trustee by notice to us may, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee may request, and the trustee upon such request shall, declare 100% of the principal of and accrued and unpaid liquidated damages, if any, on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid liquidated damages, if any, will be due and payable immediately. Notwithstanding the previous sentence, in the case of an event of default arising under the bankruptcy provisions, all outstanding notes will become due and payable without further action or notice. The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or liquidated damages) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and liquidated damages on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or liquidated damages, if any, when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an event of default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that if an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 60 days after it occurs. Except in the case of a default in the payment of principal of or liquidated damages, if any, on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee an annual certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and Amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1)	reduce the principal of or change the maturity of any note;

(2)	make any change that impairs or adversely affects the conversion rights of any note;

(3)	reduce the redemption price, the repurchase price or fundamental change repurchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(4)	modify the provisions with respect to the repurchase right of holders upon a fundamental change in a manner adverse to holders;

(5)	make any note payable in money other than that stated in the note or other than in accordance with the provisions of the indenture;

(6)	impair the right of any holder to receive payment of principal of or premium or liquidated damages, if any, on such holder’s notes on or after the due dates therefor or impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(7)	reduce the quorum or voting requirements under the indenture;

(8)	change the ranking of the notes in a manner adverse to the holders of the notes;

(9)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(10)	reduce the percentage of notes required for consent to any modification of the indenture.

We and the trustee may modify or amend the indenture and the notes without the consent of any holder in order to, among other things:

(1)	provide for our successor pursuant to a consolidation, merger or sale of assets;

(2)	add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us by the indenture;

(3)	provide for a successor trustee with respect to the notes;

(4)	cure any ambiguity or correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision;

(5)	add any additional events of default with respect to the notes;

(6)	secure the notes;

(7)	increase the conversion rate, provided that the increase is in accordance with the terms of the indenture or will not adversely affect the interests of the holders of the notes;

(8)	supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the discharge of the notes, provided that such change or modification does not adversely affect the interests of the holders of the notes;

(9)	make any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement, provided that such change or modification does not adversely affect the interests of the holders of the notes; or

(10)	add or modify any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary and desirable and which will not adversely affect the interests of the holders of notes.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the notes in all respects, so that such additional debt securities shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, the notes.

Form, Denomination and Registration

The notes were issued:

•	in fully registered form; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Notes, Book-Entry Form

Except as provided below, the notes are evidenced solely by one or more global notes.

We have deposited the global notes with DTC and registered the notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Holders may hold their interests in a note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the note to such persons may be limited.

Holders who are not participants may beneficially own interests in a note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”).

So long as Cede & Co., as the nominee of DTC, is the registered owner of a note, Cede & Co. for all purposes will be considered the sole holder of such note. Except as provided below, owners of beneficial interests in a note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the note.

We will pay liquidated damages, if any, and the redemption or repurchase price of a note to Cede & Co., as the registered owner of the note, by wire transfer of immediately available funds on the dates such payments are due. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts on a payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the note are credited, and only in respect of the principal amount of the notes represented by the note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for notes.

Accounting Treatment

We originally issued the notes in August 2003 in private placement transactions. We received net proceeds of approximately $408.5 million after transaction fees of approximately $11.5 million, which fees have been recorded in other long-term assets and are being amortized as interest expense using the straight-line method over five years, the duration of the first redemption period.

Each $1,000 of principal of the notes will initially be convertible into 63.8790 shares of our common stock, subject to adjustment upon the occurrence of specified events. Holders of the notes may convert their notes prior to maturity only if: (1) the price of our common stock reaches specific thresholds, (2) one of certain specified corporate transactions occurs, (3) the notes have been called for redemption or (4) the trading price of the notes falls below a certain threshold. See “Description of Notes— Conversion Rights.” As the threshold of this fourth conversion feature is linked to the trading price of the notes, which are traded in an observable market that differs from the one in which our common stock is traded, the conversion feature meets the definition of a derivative that must be accounted for separately at fair value. The fair value of this conversion feature was not material at inception of the notes or at January 3, 2004.

Concurrently with the issuance of the notes, we entered into convertible notes hedge transactions with JPMorgan Chase Bank pursuant to which we have the option to purchase up to 26.8 million shares of our common stock at a price of $15.65 per share. These options expire on August 15, 2008 and must be settled in net shares. The cost of the convertible notes hedge transactions to us was approximately $134.6 million. In addition, we sold warrants to JPMorgan Chase Bank for the purchase of up to 26.8 million shares of our common stock at a price of $23.08 per share. The warrants expire on various dates from February 2008 through May 2008 and must be settled in net shares. We received approximately $56.4 million in cash proceeds for the sales of these warrants. For a further discussion of these transactions, see “Risk Factors— Convertible notes hedge and warrant transactions entered into in connection with the issuance of the notes may affect the value of the notes and our common stock” and “Description of Capital Stock— Call Options and Warrants.”

The costs incurred in connection with the convertible notes hedge transactions and the proceeds from the sale of the warrants are included as a net reduction in common stock and capital in excess of par on our balance sheet as of September 27, 2003 in accordance with the guidance in EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” Subsequent changes in the fair value of these convertible notes hedge and warrant transactions will not be recognized as long as the instruments remain classified in equity.

Prior to conversion, the notes have no impact on the calculation of our basic or dilutive earnings per share, or EPS, unless the sale price of our common stock reaches $22.69, the contingent conversion price, during a quarterly conversion period until August 2018, and then at any time thereafter until maturity or earlier redemption or repurchase. For any quarterly conversion period through August 2018, or any time after August 2018 in which the sale price of our common stock reaches the contingent conversion price, we will use the “as if converted” method to calculate the effect on diluted EPS, which will have the effect of increasing the number of outstanding shares of our common stock by 26.8 million.

Because we entered into the notes hedge transactions and the sale of the warrants, upon conversion of the notes there is no impact on basic or dilutive EPS, except as described under the “as if converted” method, unless the sale price of our common stock exceeds the warrant strike price of $23.08 per share. Up to $23.08 per share, in connection with any conversion, the operation of the notes hedge transactions and sale of the warrants would effectively result in no impact on basic or dilutive EPS. In the event our common stock exceeds $23.08 per share, for the first $1.00 the price exceeds $23.08, there would be dilution of approximately 1.1 million shares, and the impact on the calculation of EPS will vary depending on when during the quarter the $23.08 per share price is reached. As this share price continues to increase, dilution would continue to occur but at a declining rate. If these transactions settle in our favor, we could potentially be exposed to credit risk related to the other party to the hedge transactions.

Trustee

J.P. Morgan Trust Company, National Association is the initial trustee, security registrar, paying agent and conversion agent. The trustee is an affiliate of J.P. Morgan Securities Inc., one of the initial purchasers of the notes.

We may change the trustee, security registrar or paying and conversion agent at any time in our discretion subject to the successor meeting certain standards specified in the indenture

Governing Law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Registration Rights

We entered into a registration rights agreement with the initial purchasers dated as of the date of the first issuance of the notes.

Pursuant to the registration rights agreement, we agreed for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes that we will, at our cost:

•	no later than the 90th day after the original date of issuance of the notes, or November 13, 2003, file a shelf registration statement, of which this prospectus is a part, covering resales of the notes and the common stock issuable upon the conversion thereof pursuant to Rule 415 under the Securities Act;

•	use our reasonable best efforts to cause the shelf registration statement, of which this prospectus is a part, to be declared effective under the Securities Act no later than 180 days after the original date of issuance of the notes, or February 11, 2004; and

•	subject to some rights to suspend use of the shelf registration statement, use our reasonable best efforts to keep the shelf registration statement effective until the earliest of such time as all of the notes and the common stock issuable on the conversion thereof (i) cease to be outstanding, (ii) have been sold or otherwise transferred pursuant to an effective registration statement, (iii) have been sold pursuant to Rule 144 under circumstances in which any legend borne by the notes or common stock relating to restrictions on transferability thereof is removed or (iv) are eligible to be sold pursuant to Rule 144(k) or any successor provision.

We are permitted to suspend the effectiveness of the shelf registration statement or the use of the prospectus that is part of the shelf registration statement during specified periods (not to exceed 45 days in any three month period or 120 days in the aggregate in any 12 month period) in specified circumstances, including circumstances relating to pending corporate developments. We need not specify the nature of the event giving rise to a suspension in any notice of a suspension provided to the holders.

The following requirements and restrictions will generally apply to a holder selling the securities pursuant to the shelf registration statement:

•	the holder will be required to be named as a selling securityholder in the related prospectus;

•	the holder will be required to deliver a prospectus to purchasers;

•	the holder will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	the holder will be bound by the provisions of the registration rights agreement applicable to the holder (including indemnification obligations).

We agreed to pay predetermined amounts (“liquidated damages”) to holders of the notes if the shelf registration statement is not timely filed or made effective as described above or if the registration statement or prospectus is unavailable for periods in excess of those permitted above (each such event, a “registration default”). Because the registration statement was not declared effective on or prior to February 11, 2004, we are obligated to pay to the holders liquidated damages at the applicable penalty rate listed below for the period from February 12, 2004 to April 29, 2004, which is the day the registration statement was declared effective.

Liquidated damages will be paid semiannually in arrears, with the first semiannual payment due on the first February 15 or August 15 to occur after the date on which such liquidated damages begin to accrue, and will accrue at a rate that is equal to:

•	0.25 percent of the outstanding principal amount for the period up to and including the 90th day during which such registration default has occurred and is continuing; and

•	0.50 percent of the outstanding principal amount for the period including and subsequent to the 91st day during which such registration default has occurred and is continuing;

in each case based upon the number of days that such registration default is continuing.

Liquidated damages will accrue from and including the date on which the registration default occurs but excluding the date on which all registration defaults have been cured. We will have no other liability for monetary damages with respect to our registration obligations, except that if we breach, fail to comply with or violate some provisions of the registration rights agreement, the holders of the notes may be entitled to equitable relief, including injunction and specific performance.

We will pay all expenses associated with the shelf registration statement, provide to each registered holder copies of the related prospectus, notify each registered holder when the shelf registration statement has become effective and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes and the shares of common stock issued upon conversion of the notes.

The summary herein of provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. You should refer to the registration rights agreement listed as an exhibit to the registration statement of which this prospectus is a part for a full description of the registration rights that apply to the notes.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 600,000,000 shares of common stock, par value $0.01 per share, and 400,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of April 3, 2004, there were 273,356,132 shares of common stock outstanding.

Dividends. Cadence common stockholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividend payments.

Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Cadence stockholders are not authorized by our certificate of incorporation to cumulate votes for the election of directors. Directors are elected by a plurality of the votes entitled to vote and present in person or represented by proxy at the meeting. A majority vote of the shares present or represented by proxy is required for Cadence stockholders to take action on all matters other than the election of directors and certain business combinations with holders of 5% or more of our common stock, which require sixty-six percent (66%) of the outstanding voting stock and a majority of the disinterested shares for approval.

Preemptive Rights, Conversion and Redemption. The common stock is not entitled to preemptive or conversion rights and is not subject to redemption or sinking fund provisions.

Liquidation, Dissolution and Winding-up. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Preferred Stock

Our board of directors is authorized, without action by the stockholders, to designate and issue up to 400,000 shares of preferred stock in one or more series. Subject to the Delaware Corporation Law, our board of directors may:

•	fix the rights, preferences, privileges and restrictions on these shares,

•	fix the number of shares and designation of any series, and

•	increase or decrease the number of shares of any series if not below the number of outstanding shares plus the number of shares reserved for issuance.

As of April 3, 2004, there were no shares of Cadence preferred stock outstanding. Although we currently do not intend to do so, our board of directors may issue preferred stock with voting and conversion rights which could negatively affect the voting power or other rights of the common stockholders without stockholder approval. The issuance of preferred stock may delay or prevent a change in control of Cadence.

Cadence’s certificate of incorporation designates 400,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with Cadence’s rights plan, as described below.

Call Options and Warrants

Concurrent with the original issuance of the notes, we entered into convertible notes hedge transactions with JPMorgan Chase Bank pursuant to which we have an option to purchase up to 26.8 million shares of our common stock at a price of $15.65 per share. These options expire on August 15, 2008 and must be settled in net shares. In addition, we sold to JPMorgan Chase Bank warrants for the purchase of up to 26.8 million of our common stock at a price of $23.08 per share. The warrants expire on various dates from February 2008 through May 2008 and must be settled in net shares.

Stockholder Rights Plan

Cadence has a stockholder rights plan to protect its stockholders in the event of a proposed or actual acquisition of 15% or more of the outstanding shares of Cadence common stock. As amended in February 2000, each share of Cadence common stock carries a right to purchase one one-thousandth (1/1000) of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of Cadence at a price of $240.00 per one one-thousandth of a share, subject to adjustment. The rights are subject to redemption at the option of the board of directors at a price of $0.01 per right until the occurrence of certain events. The rights expire on February 9, 2006.

Delaware Anti-Takeover Law and Charter Provisions

Delaware Takeover Statute. We are governed by Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that the stockholder became an interested stockholder, unless:

•	before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers or which can be issued under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an interested stockholder as any entity or person who, with affiliates and associates owns, or within three years, beneficially owned 15% or more of the outstanding voting stock of the corporation. Section 203 defines business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Certificate of Incorporation and Bylaws

Undesignated Preferred Stock. Under our certificate of incorporation, the board of directors has the power to authorize the issuance of up to 400,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The issuance of preferred stock may:

•	delay, defer or prevent a change in control;

•	discourage bids for the common stock at a premium over the market price of our common stock;

•	adversely affect the voting and other rights of the holders of our common stock; and

•	discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Advance Notice Provisions. Our bylaws establish advance notice procedures for stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board.

Special Meeting Requirements. Our bylaws provide that special meetings of stockholders may be called at the request of the board of directors, the chairman of the board of directors or the chief executive officer.

Cumulative Voting. Neither our certificate of incorporation nor our bylaws provides for cumulative voting in the election of directors.

These provisions may deter a hostile takeover or delay a change in control or management of Cadence.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “CDN.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion constitutes the opinion of Gibson, Dunn & Crutcher LLP, our tax counsel. This description does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended, referred to as the “Code,” Treasury regulations issued under the Code, published rulings and court decisions, all as in effect on the date hereof. These authorities may change, possibly on a retroactive basis, or the Internal Revenue Service, referred to as the “IRS,” might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of the notes or our common stock could differ from those described below.

This description assumes that the notes and the common stock are held as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Code.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances, or to certain types of holders subject to special treatment under U.S. federal income tax laws (such as financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, tax-exempt organizations, brokers, dealers or traders in securities or foreign currencies, and persons holding notes or common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes). In addition, this description does not consider the effect of any foreign, state, local or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

If a partnership or other entity taxable as a partnership holds the notes or the common stock, the tax treatment of a partner will generally depend on the status and activities of the partner and the status and activities of the partnership. Any such partnership or other entity owning the notes or the common stock and any owner thereof should consult its tax advisor as to the tax consequences of the purchase, ownership and disposition of the notes and the common stock.

We urge prospective investors to consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or foreign taxing jurisdiction or under any applicable treaty or the possible effects of changes in the United States federal and other tax laws.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of notes or common stock. “U.S. Holder” means a beneficial owner of the notes or the common stock that is:

•	a citizen or resident of the United States, as determined for United States federal income tax purposes;

•	a corporation or other business entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on the previous date.

Original Issue Discount

The notes have been issued with “original issue discount” for U.S. federal income tax purposes. The amount of original issue discount on a note equals the excess of the “stated redemption price at maturity” of the note over its “issue price.” The stated redemption price at maturity of a note equals the sum of its principal amount plus all other payments scheduled to be made thereunder. The issue price of the notes is the first price at which a substantial amount of the notes were sold to the public for money, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

Each U.S. Holder of a note must include original issue discount in income as ordinary interest income for federal income tax purposes as it accrues using a constant yield method in advance of the receipt of cash payments attributable to such income, regardless of such holder’s regular method of tax accounting. Because the holders have the right to require us to repurchase the notes at a premium on August 15, 2008, the amount of original issue discount includible in a U.S. Holder’s income for each taxable year must be calculated by assuming that the notes have a maturity term of five years. In general, the amount of original issue discount includible by a U.S. Holder is the sum of the “daily portions” of original issue discount with respect to a note for each day during the taxable year (or portion of the taxable year) on which the holder held such note. The daily portion is determined by allocating to each day in an accrual period a pro rata portion of the original issue discount allocable to such accrual period. The amount of original issue discount allocable to an accrual period is the product of the “adjusted issue price” of the note at the beginning of the accrual period multiplied by its yield to maturity. The adjusted issue price of a note at the beginning of an accrual period is equal to its issue price, increased by the aggregate amount of original issue discount that has accrued on the note in all prior accrual periods, and decreased by any payments made during all prior accrual periods.

Market Discount

If a U.S. Holder acquires notes at a price that is less than the sum of the issue price and any accrued original issue discount by more than a de minimis amount, the holder may be deemed to have acquired notes with market discount.

Under the market discount rules, a U.S. Holder will be required to treat any gain realized on the sale, exchange, retirement or other taxable disposition of a note as ordinary income to the extent of the lesser of (i) the amount of such realized gain, or (ii) the market discount which has not previously been included in income and is treated as having accrued through the time of such disposition. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the note unless the U.S. Holder elects to accrue market discount on a constant yield basis. A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions.

A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and regarding the deferral of interest deductions will not apply. Any election to include market discount in income currently as it accrues applies to all market discount bonds acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. Persons considering making this election should consult their tax advisors.

Bond and Acquisition Premium

If a holder acquires notes at a price that is greater than the stated redemption price at maturity, the holder will generally be deemed to have acquired notes with bond premium. The amount of such premium will be included in the adjusted tax basis of notes which may result in a capital loss upon exchange, repurchase, sale or other disposition of notes. A holder who acquires notes with bond premium will not be required to include any original issue discount in income with respect to the notes.

A U.S. Holder who acquires the notes for an amount less than or equal to the stated redemption price at maturity but in excess of the adjusted issue price of such notes will generally be deemed to have acquired notes with acquisition premium. Under the acquisition premium rules, a U.S. Holder is generally permitted to reduce the daily portions of original issue discount on notes by the amount of acquisition premium allocable to each such day.

Liquidated Damages

The contingent obligation to make payments of “liquidated damages” in the event of our failure to comply with specified obligations under the registration rights agreement could implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” At the time of the issuance of the notes, we believed the likelihood of such payment being made to be remote. Therefore, we have taken the position that the notes should not be treated as contingent payment debt instruments. However, the determination of whether such a contingency is remote or not is inherently factual. Therefore, we can give you no assurance that this position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS could affect the timing of the U.S. Holder’s income and could cause the gain from the sale or other disposition of a note to be treated as ordinary income, rather than capital gain. Our position for purposes of the contingent debt regulations as to the likelihood of these additional payments being remote is binding on a U.S. Holder, unless the U.S. Holder discloses in the proper manner to the IRS that it is taking a different position.

Sale, Exchange or Redemption of the Notes

A U.S. Holder generally will recognize capital gain or loss if the U.S. Holder disposes of a note in a sale, redemption or exchange (other than a conversion of the note into common stock). The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the note. The U.S. Holder’s adjusted tax basis in the note will generally equal the amount the U.S. Holder paid for the note and increased by any accruals of original issue discount and by any market discount included in income. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note. The gain or loss recognized by a U.S. Holder on a disposition of the note will be long-term capital gain or loss if the U.S. Holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

If, upon a change in control, a U.S. Holder requires us to repurchase some or all of the holder’s notes and we elect to pay the repurchase price in shares of our common stock or a combination of cash and shares of our common stock, the redemption may qualify as a recapitalization for U.S. federal income tax purposes if the notes qualify as “securities” for those purposes. While the notes probably qualify as “securities,” the matter is not free from doubt. If the redemption qualifies as a recapitalization and we deliver solely our common stock in the redemption, a U.S. Holder would not recognize any income, gain or loss on the holder’s receipt of our common stock in exchange for notes, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of common stock. The receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss measured by the difference between the amount of cash received for the fractional share and the U.S. Holder’s adjusted tax basis in the fractional share. The U.S. Holder’s aggregate basis in the common stock would equal his adjusted basis in the note (less the portion of the basis allocable to a fractional share of common stock for which cash is received). The U.S. Holder’s holding period for the stock would include the period during which he held the note. If the redemption qualifies as a recapitalization and we deliver a combination of cash and shares of our common stock in the redemption, a U.S. Holder would not be permitted to recognize any loss as a result of the redemption and would be required to recognize any gain realized to the extent of cash received. The U.S. Holder’s aggregate basis in the common stock would equal his adjusted basis in the note, increased by any gain recognized, and reduced by the amount of cash that is received in the transaction. The U.S. Holder’s holding period for the stock would include the period during which he held the note. If the redemption does not qualify as a recapitalization, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the note as described above.

Conversion of the Notes

A U.S. Holder who converts a note into our common stock will not recognize any income, gain or loss, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share. The U.S. Holder’s aggregate adjusted basis in the common stock will equal his adjusted basis in the note (less the portion of the basis allocable to a fractional share of common stock for which cash is received), and the U.S. Holder’s holding period for the stock will include the period during which he held the note. The receipt of cash in lieu of a fractional share of common stock generally will result in the capital gain or loss measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis in the fractional share.

Dividends on Common Stock

If a U.S. Holder converts a note into common stock and we make a distribution (other than a distribution of our own stock) in respect of that stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. Holder’s adjusted tax basis in the U.S. Holder’s common stock to the extent of the U.S. Holder’s adjusted tax basis in that stock. Any remaining excess will be treated as capital gain. Recent legislation provides for special treatment of dividends paid to individual taxpayers prior to 2009. Under this legislation, dividend income that is received by individual taxpayers and that satisfies certain requirements is generally subject to tax at a favorable rate. We are required to provide stockholders who receive dividends with an information return on Form 1099-DIV that states the extent to which the dividend is paid from our current or accumulated earnings and profits. If a U.S. Holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock.

Constructive Dividends to Holders of Notes or Common Stock

The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows U.S. Holders of notes to receive more shares of common stock on conversion may increase those noteholders’ proportionate interests in our earnings and profits or assets. In that case, those noteholders could be treated as though they received a dividend in the form of our common stock. Such a constructive stock dividend could be taxable to those noteholders, although they would not actually receive any cash or other property. For example, such a taxable constructive stock dividend would occur if the conversion price were adjusted to compensate noteholders for distributions of cash or property to our stockholders. However, a change in conversion price to prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure, if made under a bona fide, reasonable adjustment formula, should not increase noteholders’ proportionate interests in our earnings and profits or assets and should not be treated as a constructive stock dividend. On the other hand, if an event occurs that dilutes the noteholders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to those stockholders. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated in the same manner as dividends paid in cash or other property. These dividends would result in dividend income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital or as capital gain as more fully described above.

Sale of Common Stock

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock as described above in “—Conversion of the Notes” and “—Sale, Exchange or Redemption of the Notes.” The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the holders of the notes and the common stock and the IRS amounts paid on or with respect to the notes and the common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding on payments made on the notes and dividends paid on the common stock and proceeds from the sale of the common stock or the notes at the applicable rate (which is currently 28%) if the U.S. Holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholdings as a result of the failure to properly report payments of interest or dividends or, (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

For purposes of this discussion, a Non-U.S. Holder means a beneficial owner of the notes or the common stock who is a nonresident alien or a corporation, trust or estate for U.S. federal income tax purposes that is not a U.S. Holder. Special rules may apply to certain non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and entities that are treated as partnerships for United States federal income tax purposes. Such entities and their owners should consult their tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Original Issue Discount

Subject to the discussion of backup withholding below under “—Information Reporting and Backup Withholding,” under the “portfolio interest exemption,” a Non-U.S. Holder will generally not be subject to United States federal income tax on any original issue discount with respect to the notes (which will be calculated in the manner described above under the caption “Consequences to U.S. Holders— Original Issue Discount”), provided that the Non-U.S. Holder (i) provides to us or our paying agent the appropriate certification; (ii) does not actually or constructively own 10% or more of the total combined voting power of our voting stock; (iii) is not a “controlled foreign corporation” that is actually or constructively related to us; or (iv) is not a bank whose ordinary receipt of original issue discount on the notes is pursuant to a loan agreement entered into in the ordinary course of business.

Under current law, a certification requirement will be satisfied in any of the following circumstances:

•	If a Non-U.S. Holder that is not treated for United States federal income tax purposes as a foreign partnership or other foreign flow-through entity provides to us or our paying agent a statement on IRS Form W-8BEN (or suitable successor or substitute form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder by name and address and stating, among other things, that the Non-U.S. Holder is not a United States person.

•	If a note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business (i) the Non-U.S. Holder provides such a form to the organization or institution, and (ii) the organization or institution, under penalty of perjury, certifies to us that it has received such statement from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy.

•	If a financial institution or another intermediary that holds the note on behalf of the Non-U.S. Holder and has entered into a withholding agreement with the IRS submits an IRS Form W-8IMY (or suitable successor or substitute form) and certain other required documentation to us or our paying agent.

•	If a Non-U.S. Holder that is treated for United States federal income tax purposes as a foreign partnership or other foreign flow-through entity furnishes to us or our paying agent an IRS Form W-8IMY (or suitable successor or substitute form), certain other required documentation, and, unless such holder has entered into a withholding agreement with the IRS, an IRS Form W-8BEN (or suitable successor or substitute form) from each direct and indirect owner.

If the requirements of the portfolio interest exemption described above are not satisfied, a 30% withholding tax will apply to original issue discount on the notes that is paid to a Non-U.S. Holder, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the original issue discount is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor or substitute form).

If a Non-U.S. Holder is engaged in a trade or business in the United States and original issue discount on a note is effectively connected with the conduct of that trade or business, the Non-U.S. Holder will be required to pay United States federal income tax on that original issue discount on a net income basis (although exempt from the 30% withholding tax provided the appropriate statement is provided to us) generally in the same manner as a U.S. Holder. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any original issue discount that is effectively connected with a United States trade or business will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form). In addition, a Non-U.S. Holder that is treated as a foreign corporation for United States federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Liquidated Damages

As described under “Description of Notes—Registration Rights,” we may be required to make payments of “liquidated damages” to certain holders if we fail to comply with specified obligations under the registration rights agreement. We currently plan to the take the position that such payments are subject to U.S. federal withholding tax at a rate of 30% or lower treaty rate, if applicable.

Conversion of the Notes

A Non-U.S. Holder who converts his note into common stock generally will not recognize any income, gain or loss, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share. To the extent that a Non-U.S. Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. The Non-U.S. Holder’s aggregate adjusted basis in the common stock will equal his adjusted basis in the note (less the portion of the basis allocable to a fractional share of common stock for which cash is received), and the Non-U.S. Holder’s holding period for the stock will include the period during which he held the note.

Dividends

Subject to the discussion below of backup withholding, dividends paid on the common stock to a Non-U.S. Holder (including any deemed dividend payments as discussed in “Consequences to U.S. Holders—Constructive Dividends to Holders of Notes or Common Stock”) generally will be subject to a 30% U.S. federal withholding tax, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor or substitute form).

If dividends paid on the common stock to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s trade or business in the United States, the Non-U.S. Holder will be required to pay United States federal income tax on that dividend on a net income basis (although exempt from the 30% withholding tax provided the appropriate statement is provided to us) generally in the same manner as a U.S. Holder. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any dividend income that is effectively connected with a United States trade or business will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form). In addition, a Non-U.S. Holder that is treated as a foreign corporation for United States federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dispositions of Notes and Common Stock

Generally, a Non-U.S. Holder will not be subject to federal income tax on gain realized upon the sale, exchange, redemption or other disposition of a note or sale or exchange of common stock unless: (a) such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are met, (b) the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, and in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States, or (c) the Company is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the 5-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter. The Company is not, and does not anticipate becoming, a U.S. real property holding corporation.

If the first exception applies, the Non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which the United States-source capital gains exceed capital losses allocable to United States sources. If the second exception applies, generally the Non-U.S. Holder will be required to pay United States federal income tax on the net gain derived from the sale in the same manner as U.S. Holders, as described above. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form). Additionally, Non-U.S. Holders that are treated for United States federal income tax purposes as corporations and that are engaged in a trade or business or have a permanent establishment in the United States could be subject to a branch profits tax on such income at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the IRS and to each Non-U.S. Holder the amount of any dividend paid on the common stock and any amount paid with respect to the notes in each calendar year, and the amount of tax withheld, if any, with respect to these payments.

Non-U.S. Holders who have provided the forms and certification mentioned above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither we nor our agent has actual knowledge or reason to know that any information in those forms and certification is unreliable or that the conditions of the exemption are in fact not satisfied. Payments of the proceeds from the sale of a note or common stock to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, additional information reporting, but not backup withholding, may apply to those payments if the broker is one of the following: (a) a United States person, (b) a controlled foreign corporation for United States tax purposes, (c) a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a United States trade or business, or (d) a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a note or common stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder of beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

SELLING SECURITYHOLDERS

We originally issued the notes to J.P. Morgan Securities Inc. and SG Cowen Securities Corporation, referred to as the initial purchasers, in transactions exempt from the registration requirements of the Securities Act. The notes were immediately resold by the initial purchasers to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell the notes and the common stock into which the notes are convertible. Our registration of the notes and the shares of common stock issuable upon conversion of the notes does not necessarily mean that the selling securityholders will sell all or any of the notes or the common stock. Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

The following table sets forth certain information as of April 29, 2004, except where otherwise noted, concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of underlying common stock that may be offered from time to time by each selling securityholder with this prospectus. The information is based on information provided by or on behalf of the selling securityholders. We have assumed for purposes of the table below that the selling securityholders will sell all of the notes and all of the common stock issuable upon conversion of the notes pursuant to this prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.

Information about the selling securityholders may change over time. In particular, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided to us information regarding their notes. Any changed or new information given to us by the selling securityholders will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.

	Principal				Number of	Natural
	Amount of		Number of		Shares of	Person(s)
	Notes		Shares of	Number of	Common Stock	with Voting
	Beneficially	Percentage of	Common Stock	Shares of	Beneficially	or
	Owned and	Notes	Beneficially	Common Stock	Owned after the	Investment
Name of Selling Securityholder	Offered	Outstanding	Owned(1)(2)	Offered(1)	Offering(2)(6)	Power

Amaranth L.L.C.+	$7,450,000	1.77%	481,598	475,898	5,700	Nicholas M. Maounis and Charles Winkler
Akela Capital Master Fund, Ltd.	10,000,000	2.38%	638,790	638,790	0	Anthony B. Bosco
Bank of America Pension Plan	4,500,000	1.07%	287,455	287,455	0	Alex Lach
Barclays Global Investors
Diversified Alpha Plus Funds
c/o Forest Investment
Management LLC	1,130,000	*	72,183	72,183	0	Michael A. Boyd
Barclays Global Investors Limited	1,000,000	*	63,879	63,879	0	Alex Lach
Barnet Partners Ltd.	3,000,000	*	191,637	191,637	0	Alex Lach
Bear, Stearns & Co. Inc.#	5,000,000	1.19%	319,395	319,395	0	David Liebowitz and Yan Erlikh
BNP Equity Strategies, SNC+	2,944,000	*	260,288	188,059	72,229	Jean Dominjon, Thomas J. Mahoney and Andrew Sterge
Basso Holdings Ltd.	6,455,000	1.5%	412,338	412,338	0	Howard Fischer
Basso Multi-Strategy Holding
Fund Ltd.	1,500,000	*	95,818	95,818	0	Howard Fischer

	Principal				Number of	Natural
	Amount of		Number of		Shares of	Person(s)
	Notes		Shares of	Number of	Common Stock	with Voting
	Beneficially	Percentage of	Common Stock	Shares of	Beneficially	or
	Owned and	Notes	Beneficially	Common Stock	Owned after the	Investment
Name of Selling Securityholder	Offered	Outstanding	Owned(1)(2)	Offered(1)	Offering(2)(6)	Power

Canyon Capital Arbitrage Master
Fund, Ltd.+	1,500,000	*	95,818	95,818	0	Joshua S. Friedman, Mitchell R. Julis, R. Christian B. Evensen, and K. Robert Turner
Canyon Value Realization Fund
(Cayman), Ltd.+	2,050,000	*	130,952	130,952	0	Joshua S. Friedman, Mitchell R. Julis, and R. Christian B. Evensen
Canyon Value Realization Fund,
L.P.+	750,000	*	47,909	47,909	0	Joshua S. Friedman, Mitchell R. Julis, R. Christian B. Evensen, and K. Robert Turner
Canyon Value Realization MAC
18, Ltd.+	300,000	*	19,163	19,163	0	Joshua S. Friedman, Mitchell R. Julis, R. Christian B. Evensen, and K. Robert Turner
Century Park Trust	3,000,000	*	191,637	191,637	0	Alex Lach
CNH CA Master Account, L.P.	4,000,000	*	255,516	255,516	0	Robert Krall, Mark Mitchell and Todd Pulvino
Consulting Group Capital Markets
Funds	1,000,000	*	63,879	63,879	0	Alex Lach
CooperNeff Convertible Strategies
(Cayman) Master Fund L.P.	3,104,000	*	198,280	198,280	0	Jean Dominjon, Thomas J. Mahoney and Andrew Sterge
Credit Suisse First Boston
Europe Limited+	33,500,000	7.98%	2,139,946	2,139,946	0	Gerry Murtah
DBAG London	20,000,000	4.76%	1,277,580	1,277,580	0	Dan Azzi
Deep Rock & Co.	2,750,000	*	175,667	175,667	0	Alex Lach
DKR SoundShore Opportunity
Holding Fund Ltd.	5,275,000	1.26%	336,961	336,961	0	Howard Fischer
DKR SoundShore Strategic
Holding Fund Ltd.	5,193,000	1.24%	331,723	331,723	0	Howard Fischer
Duck Bill & Co.	2,000,000	*	127,758	127,758	0	Alex Lach

	Principal				Number of	Natural
	Amount of		Number of		Shares of	Person(s)
	Notes		Shares of	Number of	Common Stock	with Voting
	Beneficially	Percentage of	Common Stock	Shares of	Beneficially	or
	Owned and	Notes	Beneficially	Common Stock	Owned after the	Investment
Name of Selling Securityholder	Offered	Outstanding	Owned(1)(2)	Offered(1)	Offering(2)(6)	Power

Fore Convertible Master Fund,
Ltd.	20,000,000	4.76%	1,277,580	1,277,580	0	David Egglishaw
Forest Fulcrum Fund LP#	2,500,000	*	159,697	159,697	0	Michael A. Boyd
Forest Global Convertible Fund
Ltd., Class A-5	7,550,000	1.80%	482,286	482,286	0	Michael A. Boyd
Forest Multi-Strategy Master
Fund SPC, on behalf of its
Multi-Strategy Segregated
Portfolio	3,147,000	*	201,027	201,027	0	Michael A. Boyd
Frontpoint Convertible Arbitrage
Fund L.P.	3,578,000	*	228,559	228,559	0	Philip Duff, W. Gillespie Caffray and Paul Ghaffari
General Motors Welfare Benefit
Trust	4,000,000	*	255,516	255,516	0	Alex Lach
Geode U.S. Convertible Arbitrage
Fund, a series of Geode
Investors LLC	3,000,000	*	191,637	191,637	0	Vincent Gubitosi
GLG Market Neutral Fund	21,000,000	5.00%	1,341,459	1,341,459	0	(8)
GMAM Group Pension Trust	4,250,000	1.01%	271,485	271,485	0	Alex Lach
Goldman, Sachs & Co.#(7)	50,000,000	11.90%	3,724,492	3,193,950	530,542	(9)
Grace Convertible Arbitrage
Fund, Ltd.+	5,000,000	1.19%	319,395	319,395	0	Bradford Whitmore and Michael Barilov
Guggenheim Portfolio Company
VIII (Cayman), Ltd	5,000,000	1.19%	319,395	319,395	0	Laren Katzovitz, Kevin Felix, Patrick Hughes
Guggeheim Portfolio Company
XV, LLC	750,000	*	47,909	47,909	0	Alex Adair
HFR CA Global Opportunity
Master Trust	525,000	*	33,536	33,536	0	Michael A. Boyd
HFR RVA Select Performance
Master Trust	497,000	*	31,747	31,747	0	Michael A. Boyd
JMG Capital Partners, LP	12,500,000	2.98%	798,487	798,487	0	Jonathan M. Glaser
JMG Triton Offshore Fund, Ltd.	14,500,000	3.45%	926,245	926,245	0	Jonathan M. Glaser and Roger Richter
John Deere Pension Trust	1,500,000	*	95,818	95,818	0	Alex Lach
KBC Financial Products (Cayman
Islands) Ltd.+	5,000,000	1.19%	319,395	319,395	0	Iran Rehder
KBC Financial Products USA
Inc.#	5,000,000	1.19%	319,395	319,395	0	Luke Edwards
LLT Limited	900,000	*	57,491	57,491	0	Michael A. Boyd

	Principal				Number of	Natural
	Amount of		Number of		Shares of	Person(s)
	Notes		Shares of	Number of	Common Stock	with Voting
	Beneficially	Percentage of	Common Stock	Shares of	Beneficially	or
	Owned and	Notes	Beneficially	Common Stock	Owned after the	Investment
Name of Selling Securityholder	Offered	Outstanding	Owned(1)(2)	Offered(1)	Offering(2)(6)	Power

Lyxor/Convertible Arbitrage Fund
Limited	520,000	*	33,217	33,217	0	Jean Dominjon, Thomas J. Mahoney and Andrew Sterge
Lyxor/Forest Fund Ltd. c/o Forest
Investment Management LLC	3,292,000	*	210,289	210,289	0	Michael A. Boyd
Man Convertible Bond Master
Fund, Ltd.	4,200,000	1.00%	268,291	268,291	0	John Null and J.T. Hansen
Man Mac 1 Limited	5,000,000	1.19%	319,395	319,395	0	Michael Collins
MSD TCB, L.P.	12,000,000	2.86%	766,548	766,548	0	John Phelan and Glenn Furman
Nomura Securities International,
Inc.#	27,000,000	6.43%	1,724,733	1,724,733	0	Robert Citrine
Pandora Select Partners LP	5,000,000	1.19%	319,395	319,395	0	Andrew Redleaf
Peoples Benefit Life Insurance
Company Teamsters	18,500,000	4.4%	1,181,761	1,181,761	0	Alex Lach
Polaris Vega Fund L.P.	1,000,000	*	63,879	63,879	0	Gregory R. Levison
R2 Investments LDC+	500,000	*	31,939	31,939	0	Geoffry Raynor
Ramius Capital Group	500,000	*	31,939	31,939	0	Alex Adair
Ramius, LP	100,000	*	6,387	6,387	0	Alex Adair
Ramius Partners II, LP	250,000	*	15,969	15,969	0	Alex Adair
RCG Baldwin, LP	500,000	*	31,939	31,939	0	Alex Adair
RCG Latitude Master Fund, Ltd.	5,650,000	1.3%	360,916	360,916	0	Alex Adair
RCG Multi Strategy Master Fund,
Ltd.	1,500,000	*	95,818	95,818	0	Alex Adair
Relay 11 Holdings Co. c/o Forest
Investment Management LLC	700,000	*	44,715	44,715	0	Michael A. Boyd
Retail Clerks Pension Trust	2,250,000	*	143,727	143,727	0	Alex Lach
Retail Clerks Pension Trust 2	1,500,000	*	95,818	95,818	0	Alex Lach
Royal Bank of Canada+	2,000,000	*	164,104	127,758	36,346	Jeffrey Eichenberg
Silverback Master, Ltd.	12,000,000	2.86%	766,548	766,548	0	Elliot Bossen
SingleHedge U.S. Convertible
Arbitrage Fund	832,000	*	53,147	53,147	0	Jean Dominjon Thomas J. Mahoney and Andrew Sterge
Sphinx Convertible Arbitrage SPC
c/o Forest Investment
Management LLC	657,000	*	41,968	41,968	0	Michael A. Boyd
St. Albans Partners Ltd.	16,500,000	3.93%	1,054,004	1,054,004	0	Alex Lach
St. Thomas Trading, Ltd.+	5,800,000	1.38%	370,498	370,498	0	John Null and J.T. Hansen

	Principal				Number of	Natural
	Amount of		Number of		Shares of	Person(s)
	Notes		Shares of	Number of	Common Stock	with Voting
	Beneficially	Percentage of	Common Stock	Shares of	Beneficially	or
	Owned and	Notes	Beneficially	Common Stock	Owned after the	Investment
Name of Selling Securityholder	Offered	Outstanding	Owned(1)(2)	Offered(1)	Offering(2)(6)	Power

Sturgeon Limited	600,000	*	38,327	38,327	0	Jean Dominjon Thomas J. Mahoney and Andrew Sterge
Sunrise Partners Limited
Partnership+	5,000,000	1.19%	319,395	319,395	0	S. Donald Sussman
TD Securities (USA) Inc.#	34,000,000	8.10%	2,171,886	2,171,886	0	(10)
Timberpass Trading L.L.C.	3,000,000	*	191,637	191,637	0	Brian Grad and Thomas D. Curran
UBS O’Connor LLC
F/B/O O’Connor Global
Convertible Arbitrage Master
Limited	4,500,000	1.07%	287,455	287,455	0	(3)
UBS AG London Branch+	41,500,000	9.88%	2,650,978	2,650,978	0	Tom Klein, Veronica Wilthew, Charles Dietz, and Pat Costigan
Wachovia Capital Markets LLC#	12,500,000	2.98%	798,487	798,487	0	Eric Grant
Whitebox Convertible Arbitrage
Beta Master Fund LP	4,000,000	*	255,516	255,516	0	Andrew Redleaf
Whitebox Convertible Arbitrage
Partners LP	20,000,000	4.76%	1,277,580	1,277,580	0	Andrew Redleaf
White River Securities L.L.C.#	5,000,000	1.19%	319,395	319,395	0	David Liebowitz and Yan Erlikh
Windmill Master Fund, LP	7,500,000	1.79%	479,092	479,092	0	Stanley Druckenmiller
Xavex Convertible Arbitrage 4
Fund c/o Forest Investment
Management LLC	400,000	*	25,551	25,551	0	Michael A. Boyd
Xavex Convertible Arbitrage 5
Fund	750,000	*	47,909	47,909	0	Alex Adair
Yield Strategies Fund I, L.P.	4,000,000	*	255,516	255,516	0	Alex Lach
Yield Strategies Fund II, L.P.	5,000,000	1.19%	319,395	319,395	0	Alex Lach
Zurich Institutional Benchmarks
Master Fund Ltd. c/o Forest
Investment Management LLC	1,850,000	*	118,176	118,176	0	Michael A. Boyd
Total(4)(5)	$420,000,000		27,473,997	26,829,180	644,817

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 63.8790 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment as described under “Description of Notes— Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the notes as described under “Description of Notes—

Repurchase of the Notes by Us at the Option of Holders Upon a Fundamental Change” and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of Notes— Conversion Rights.”

(2)	Except for footnote 7 below, the number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock, calculated based on 273,356,132 shares of common stock outstanding as of April 3, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	The selling securityholder has informed us that there are no natural persons with voting or investment power over the notes and common stock issuable upon conversion of the notes.

(4)	Information concerning named selling securityholders or future transferees, pledgees or donees of or from any such securityholder will be set forth in supplements to this prospectus, absent circumstances indicating the change is material. In addition, post-effective amendments to the registration statement, of which this prospectus is a part, will be filed to disclose any material changes to the plan of distribution from the description in the final prospectus, or additions or changes with respect to unnamed selling securityholders or future transferees, pledgees or donees from such unnamed holders.

(5)	The sum of the listed principal amounts of notes beneficially owned by the selling securityholders named in the table above exceeds $420,000,000 because certain selling securityholders may have transferred notes or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result we received beneficial ownership information from additional selling securityholders. However, the maximum principal amount of notes that may be sold under this prospectus will not exceed $420,000,000.

(6)	For the purposes of computing the number and percentage of notes and shares to be held by the selling shareholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the notes and all of the common stock issuable upon conversion of the notes offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned. We also assume that unnamed holders of notes, or any future transferees, pledgees, donees or successors of or from any such holder, do not beneficially own any common stock other than that issuable upon conversion of the notes.

(7)	Goldman Sachs & Co. beneficially owns in the aggregate 1.17% of the outstanding shares of our common stock as of April 3, 2004, assuming conversion of its notes, but not the conversion of any other holder’s notes.

(8)	GLG Market Neutral Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the securities held by the Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers, Inc., a publicly-held entity. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest herein.

(9)	Goldman Sachs & Co. is a publicly traded company.

(10)	For TD Securities (USA) Inc. the controlling shareholder is the Toronto Dominion Bank, a publicly traded company.

This prospectus may be used only by the selling securityholders identified above to sell the securities set forth opposite each such selling securityholder’s name in the foregoing table. This prospectus may not be used by any selling securityholder not named in this prospectus, including transferees, pledgees or donees of the selling securityholders named above, prior to the effectiveness of the registration statement, of which this prospectus is a part. Prior to any use of this prospectus in connection with an offering of the notes and/or the common stock issuable upon conversion of the notes by any unnamed securityholder or future transferees, pledgees or donees from such unnamed securityholders, the registration statement, of which this prospectus is a part, will be amended, as required, to set forth the name and other information about such selling securityholder. Additional information for the named securityholders and the information for transferees, pledgees or donees of the named securityholders will be provided by supplements to this prospectus, absent circumstances indicating the change is material. The supplement or amendment will also disclose whether any securityholder selling in connection with such supplement or amendment has held any position or office with, been employed by or otherwise had a material relationship with, us or any of our affiliates during the three years prior to the date of the supplement or amendment if such information has not been previously disclosed.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, may, from time to time, sell the notes and the underlying common stock directly to purchasers or through underwriters, broker/dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling securityholders and/or the purchasers of the securities. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders may sell the notes and the underlying common stock, from time to time, in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions (which may involve block transactions) in the following manner:

•	on any national securities exchange or quotation service on which the notes or the underlying common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether such options are listed on option exchanges or otherwise through the settlement of short sales.

These sales may include crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

The selling securityholders may also enter into hedging transactions with broker/ dealers or other financial institutions in connection with the sales of the notes or the underlying common stock. These broker/ dealers or other financial institutions may in turn engage in short sales of these securities in the course of hedging their positions. The selling securityholders may sell short these securities to close out short positions, or loan or pledge these securities to broker/dealers that, in turn, may sell such securities.

A short sale of the notes or the underlying common stock by a broker-dealer, financial institution or selling securityholder would involve the sale of such notes or underlying common stock that are not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of the notes or the underlying common stock, a broker-dealer, financial institution or selling securityholder may purchase the notes or our common stock on the open market to cover positions created by short sales. In determining the source of the notes or shares of common stock to close out such short positions, the broker-dealer, financial institution or selling securityholders may consider, among other things, the price of notes or shares of common stock available for purchase in the open market.

The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts or commissions. A selling securityholder reserves the right to accept, and together with its agents, to reject (except when we decide to redeem the notes in accordance with the terms of the indenture) any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

To comply with certain states’ securities laws, if applicable, the selling securityholders will offer or sell the notes and the common stock into which the notes are convertible in such jurisdictions only through registered or licensed brokers/dealers. In addition, in some states the selling securityholders may not sell the notes and the common stock into which the notes are convertible unless such securities have been registered or qualified for sale in the applicable state or an exemption from registration or qualification is available and the conditions of which have been satisfied.

Our outstanding common stock is listed for trading on the NYSE. Since their initial issuance, the notes have been eligible for trading on the PORTAL Market of the National Association of Securities Dealers, Inc. However, notes sold by means of this prospectus will no longer be eligible for trading of the PORTAL Market. We do not intend to list the notes for trading on any other automated quotation system or any securities exchange.

The selling securityholders and any underwriters, broker/dealers or agents that participate in the distribution of the notes and underlying common stock may, in connection with these sales, be deemed to be “underwriters” within the meaning of the Securities Act. Selling securityholders that are also registered broker-dealers who act in connection with the sale of the notes and the underlying common stock are “underwriters” within the meaning of the Securities Act and any commissions they receive and proceeds of any sale of the notes or shares of common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling securityholder can presently estimate the amount of such compensation. Selling securityholders who are “underwriters” within the meaning of the Securities Act are subject to the prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. The selling securityholders have agreed to comply with the prospectus delivery requirements of the Securities Act, if any. We have been informed that the selling securityholders identified by the symbol “#” in the table in the preceding section “Selling Securityholders” (Bear, Stearns & Co., Inc., Forest Fulcrum Fund LP, Goldman, Sachs & Co., KBC Financial Products USA Inc., Nomura Securities International, Inc., TD Securities (USA) Inc., Wachovia Capital Markets LLC and White River Securities L.L.C.) are registered broker-dealers, and as a result they are underwriters in connection with the sale of the notes and the underlying common stock.

Each of the selling securityholders identified by the symbol “+” in the table in the preceding section “Selling Securityholders” (Amaranth L.L.C., BNP Equity Strategies, SNC, Canyon Capital Arbitrage Master Fund, Ltd., Canyon Value Realization Fund (Cayman), Ltd., Canyon Value Realization Fund, L.P., Canyon Value Realization MAC 18, Ltd., Credit Suisse First Boston Europe Limited, Grace Convertible Arbitage Fund, Ltd., KBC Financial Products (Cayman Islands) Ltd., R2 Investments LDC, Royal Bank of Canada, St. Thomas Trading, Ltd., Sunrise Partners Limited Partnership and UBS AG London Branch) has informed us that it is an affiliate of one or more registered broker-dealers. Each of these selling securityholders has also informed us that: (1) such selling securityholder purchased its notes in the ordinary course of business and (2) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.

The selling securityholders and any other person participating in the sale of the notes or the underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

We cannot assure you that any selling securityholder will sell any or all of the notes or the underlying common stock with this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. As a result, there may be, at any time, securities outstanding that are subject to restrictions on transferability and resale. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold pursuant to Rule 144 or Rule 144A rather than pursuant to this prospectus. Each selling securityholder has represented that it will not sell any notes or common stock pursuant to this prospectus except as described in this prospectus.

At the time a particular offering of the notes or underlying common stock is made, we will make such supplements to the prospectus or amendments to the registration statement, of which this prospectus is a part, as necessary, setting forth the names of the selling securityholders, the aggregate amount and type of securities being offered, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commission or concessions allowed or reallowed or paid to the broker/dealers.

Based on information provided to us by or on behalf of the selling securityholders, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of notes and the underlying common stock by the selling securityholders.

To the extent that the plan of distribution of the selling securityholders or their transferees, pledgees or donees varies materially from the plan of distribution described in this prospectus, an amendment to the registration statement, of which this prospectus is a part, will be filed to disclose any material changes to the plan of distribution.

Pursuant to the registration rights agreement, all expenses of the registration of notes and underlying common stock will be paid by us, except that the selling securityholders will pay all underwriting discounts and selling commissions. The selling securityholders and we have agreed to indemnify each other and our respective directors, officers and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act.

The registration rights agreement requires that we use our reasonable best efforts to keep the shelf registration statement continuously effective until the earliest of such time as all of the notes and the common stock issuable upon conversion thereof (i) cease to be outstanding, (ii) have been sold or otherwise transferred pursuant to an effective registration statement, (iii) have been sold pursuant to Rule 144 under circumstances in which any legend borne by the notes or common stock relating to restrictions on transferability thereof is removed or (iv) are eligible to be sold pursuant to Rule 144(k) or any successor provision. Notwithstanding the foregoing obligations, we may, under certain circumstances, postpone or suspend the filing or the effectiveness of the shelf registration statement, or any amendments or supplement thereto, or the sale of the notes or underlying common stock hereunder. See “Description of Notes— Registration Rights.”

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California.

EXPERTS

The consolidated financial statements and financial statement schedules of Cadence for its fiscal years ended January 3, 2004 and December 28, 2002 appearing in the Annual Report on Form 10-K for the year ended January 3, 2004 have been incorporated herein by reference in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG’s report dated March 24, 2004, contains an explanatory paragraph that states that the consolidated balance sheet of Cadence as of December 28, 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for the year then ended, have been restated. KPMG’s report also refers to their audit of the adjustments and revised disclosures that were applied to restate the 2001 consolidated financial statements as more fully described in Note 2 to the consolidated financial statements. In addition, KPMG’s report refers to Cadence’s adoption of SFAS No. 142, “Goodwill and Intangible Assets,” on January 1, 2002. However, they were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of Cadence, other than with respect to such adjustments and revised disclosures and, accordingly, they do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

The consolidated financial statements and the financial statement schedule of Cadence for its fiscal year ended December 29, 2001 appearing in the Annual Report on Form 10-K for the year ended January 3, 2004 and incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Representatives of Arthur Andersen are not available to provide written consent to the inclusion or incorporation of Arthur Andersen’s report in the registration statement of which this prospectus is a part. Under these circumstances, Rule 437a under the Securities Act permitted us to file the registration statement without a written consent from Andersen. The absence of such consent may limit recovery by investors on certain claims. In particular, and without limitation, investors will not be able to assert claims against Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omission of a material fact required to be stated therein. In addition, the ability of Andersen to satisfy any claims (including claims arising from Andersen’s provision of auditing and other services to us) may be limited as a practical matter due to the fact that Andersen is no longer a going concern.

In March 2002, Cadence’s board of directors, upon the recommendation of its audit committee, determined not to renew the engagement of Arthur Andersen as its independent auditors and retained KPMG LLP as Cadence’s independent auditors with respect to the audit of Cadence’s consolidated financial statements for its fiscal year ending December 28, 2002, incorporated by reference herein. However, KPMG has not audited the consolidated financial statements or financial statement schedules that were audited by Arthur Andersen and incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. These filings are also available at the Internet website maintained by the SEC at http://www.sec.gov. You can also inspect copies of our public filings at the offices of the New York Stock Exchange (the “NYSE”). For further information about obtaining copies of our public filings from the NYSE, please call (212) 656-5060.

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein or by information contained in documents filed with or furnished to the SEC after the date of this prospectus. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us and our financial condition.

•	Annual Report on Form 10-K for the year ended January 3, 2004 (including the portions of our Proxy Statement for our 2004 Annual Meeting of Stockholders incorporated by reference therein) filed with the SEC on April 2, 2004;

•	Current Report on Form 8-K filed with the SEC on April 22, 2004;

•	The description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on August 29, 1990; and

•	The description of our preferred share purchase rights set forth in Exhibit 4.02 to the Annual Report on Form 10-K405 filed with the SEC on March 27, 2000.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the selling securityholders have sold all the notes or underlying common stock; provided, however that, we are not incorporating any information furnished under either Item 9 or Item 12 of any current report on Form 8-K. These documents incorporated herein by reference may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

You may obtain copies of any of these filings through Cadence as described below, from the SEC or from the SEC’s Internet website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing, by telephone or via the Internet at:

Cadence Design Systems, Inc.

2655 Seely Avenue, Building 5
San Jose, California 95134
(408) 943-1234
Attn: Investor Relations
Internet Website: www.cadence.com

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